Telix Pharmaceuticals Limited ACN 616 620 369 55 Flemington Road North Melbourne Victoria, 3051 Australia ASX ANNOUNCEMENT Page 1 Telix Notice of General Meeting Melbourne (Australia) – October 30, 2026. Telix Pharmaceuticals Limited (ASX: TLX, NASDAQ: TLX, “Telix”) today announces a General Meeting of shareholders to be held at The Events Centre, Level 5, Tower 2/727 Collins Street, Melbourne, VIC 3008 and online via meetings.openbriefing.com/TLXMeeting2026 on Tuesday, December 1, 2026 at 10:00 a.m. (Melbourne time). The shareholder pack, comprising the Notice of Meeting, Proxy Form and Online Guide, is attached. Authorized for lodgement by: Marcin Firek Company Secretary About Telix Pharmaceuticals Limited Telix Pharmaceuticals (ASX: TLX, NASDAQ: TLX) is a commercial-stage global radiopharmaceutical company, advancing targeted theranostics to improve outcomes for people with cancer across the patient journey. Theranostics pairs a precision diagnostic with a targeted therapy to both diagnose and treat disease. Telix is headquartered in Melbourne, Australia, with operations across North America, Europe, Latin America and Asia-Pacific. For more information, visit www.telixpharma.com or follow Telix on LinkedIn, X and Facebook. Investor Relations Annie Kasparian annie.kasparian@telixpharma.com Charlene Jaw charlene.jaw@telixpharma.com This announcement has been authorized for release by the Telix Pharmaceuticals Limited Company Secretary. ©2026 Telix Pharmaceuticals Limited. All rights reserved.

Telix Pharmaceuticals Notice of General Meeting

Invitation from the Chair Dear Shareholder On behalf of the Board of Directors, I am pleased to invite you to attend a General Meeting (Meeting) of Telix Pharmaceuticals Limited (Telix), relating to the proposed transaction of Telix and ITM Isotope Technologies Munich SE (ITM), a global leader in radioisotope production and radiopharmaceutical development. As announced on September 21, 2026, Telix has entered into a strategic agreement (the Transaction) to acquire 100% of the shares in ITM for total upfront consideration valued at US$1.65 billion on a cash-free/debt-free basis (as further described in the Explanatory Notes below) and additional contingent consideration of up to US$700 million upon achievement of future regulatory approvals and commercial sales milestones for ITM-11, ITM’s lead therapy candidate for the treatment of neuroendocrine tumors. The Transaction has been unanimously approved by Telix’s Board of Directors and, as of the date of this letter, has been agreed to by shareholders holding over 93% of ITM’s shares1. The Meeting is being held to seek Shareholder approval for certain matters related to the Transaction and will be convened at 10:00 a.m. (Melbourne time) on Tuesday, December 1, 2026 at The Events Centre, Level 5, Tower 2/727 Collins Street, Melbourne, Victoria 3008 (Venue) and via Telix’s share registry’s Virtual Meeting Online Platform at meetings.openbriefing.com/ TLXMeeting2026. The Board believes this Transaction is a defining step in Telix's evolution. It brings together two established leaders in radiopharmaceuticals with deep scientific expertise, a pipeline of novel candidates and the scale and infrastructure to compete and lead over the long term. The Transaction builds on many years of partnership between Telix and ITM, giving us a strong understanding of ITM's capabilities, operations and culture, and providing a solid foundation for integration and future value creation. The terms of the proposed Transaction are set out in the Explanatory Notes attached to this Notice of Meeting and further detailed in the investor presentation included as Appendix A (Investor Presentation).2 This Notice of Meeting should be read in its entirety in conjunction with the accompanying Explanatory Notes and Investor Presentation. A Glossary of defined terms used in this Notice of Meeting is included after the Explanatory Notes. Strategic rationale Against a backdrop of rapid industry growth and consolidation, the Board believes that the next generation of radiopharmaceutical leaders will require integrated capabilities across discovery and development of both diagnostic and therapeutic agents, isotope production, manufacturing, supply chain and commercialization. This Transaction is designed to position Telix at the forefront of this industry evolution by bringing together three highly complementary growth engines: • A leading commercial precision medicine business with global reach and proven scale; • One of the industry's most extensive late-stage therapeutic radiopharmaceutical pipelines; and • A world-class radioisotope manufacturing and supply platform. The Transaction will further strengthen Telix’s leadership as a vertically integrated radiopharmaceutical company with the capabilities required to develop and deliver innovative treatments to patients globally. The addition of ITM’s commercially validated isotope production and distribution business adds a diversified revenue stream underpinned by strong historic growth and positive outlook, while securing supply chain control and infrastructure to support future therapeutic launches using a variety of isotopes. ITM’s late-stage compound, ITM-11 (177Lu-edotreotide), is complementary to Telix and has the potential to accelerate Telix’s entry into the commercial therapeutic market for neuroendocrine tumors, a commercially validated and clinically significant market for targeted radionuclide therapy. ITM-11, which is a differentiated somatostatin receptor (SSTR)- targeted treatment of gastroenteropancreatic neuroendocrine tumors (GEP-NETs), has completed a successful Phase 3 trial (COMPETE, NCT03049189) and fully enrolled a second indication expansion Phase 3 study (COMPOSE, NCT04919226). The combined organization is expected to generate unaudited pro forma revenue and other income exceeding US$1.3 billion in 2026, based on management estimates. ITM's profitable, cash-generative isotope manufacturing business is expected to contribute continued growth. Along with cost savings already underway and targeted post-closing synergies, ITM is expected to contribute positively to Group EBITDA3 from 2027 onwards. The Board has considered the integration, execution, regulatory, commercial and operational risks described in the Investor Presentation, which investors should read in its entirety before voting. This includes the realization of anticipated NOTICE OF GENERAL MEETING 2 1 Represents ITM shareholders that have signed the Share Purchase Agreement directly or via joinder agreement. No additional ITM shareholder approval is required for Closing. 2 The Investor Presentation was lodged with the ASX on September 21, 2026. The summary financial information previously contained in pages 27-29 of the Investor Presentation has been replaced and updated (in pages 27-28) of the attached Investor Presentation to reflect certain updated ITM financial information and Transaction adjustments. No other updates have been made to the Investor Presentation. Shareholders are advised that the summary financial information is unaudited and subject to change. 3 Earnings before interest, tax, depreciation and amortization.

synergies, regulatory outcomes for ITM-11 and the integration of two growing organizations. The deal structure includes protections to mitigate against certain transaction risks, which include closing conditions, financial adjustment and indemnity holdbacks, representation and warranty insurance, staggered escrow (lockup) of consideration shares of up to 15 months and retention agreements with key ITM employees. In summary, the Board believes the Transaction can create value through manufacturing growth, stronger supply chain control, operational efficiencies, targeted synergies, disciplined portfolio prioritization and the future commercialization potential of ITM-11. Accordingly, the items of business are set out below. Items of business The Notice of Meeting details the formal business to be dealt with at the Meeting, a necessary step to complete the Transaction. This will be to: 1. Approve the issue of Maximum Upfront Consideration Shares 2. Approve the issue of Regulatory Milestone Consideration Shares 3. Approve the issue of Future Sales Milestone Consideration Shares 4. Elect new Directors a. Elect Dr. Andrew Cavey, with effect from Closing b. Elect Dr. Barbara Weber, with effect from Closing 5. Approve the grant of share rights to the New Non-Executive Directors under the Equity Incentive Plan A Glossary of defined terms used in this Notice of Meeting is included after the Explanatory Notes. How to participate We invite shareholders to join the Board in supporting this defining step in Telix’s evolution. Details of how to participate in the Meeting are available on page 29 of this Notice of Meeting, a summary of which is provided below. Physical attendance Shareholders attending the Meeting can register from 9:15 a.m. (Melbourne time) on Tuesday, December 1, 2026 at the Venue. Shareholders are reminded to please bring your proxy form to assist with your registration at the Meeting. Shareholders will have an opportunity to meet with Directors and senior executives at the conclusion of the Meeting. Light refreshments will be provided. Online attendance Shareholders attending the Meeting online via Telix’s share registry’s Virtual Meeting Online Platform at meetings.openbriefing.com/TLXMeeting2026 will be able to hear and view the Meeting on their own devices, vote on the Resolutions and ask questions, and will be treated as if they were present at the physical location of the Meeting. Voting and questions Shareholders are encouraged to lodge their votes online ahead of the Meeting by logging in to their portfolio or shareholding at the share registry's Investor Centre website at au.investorcentre.mpms.mufg.com. If you are lodging your votes via Single Holding Login you will need your holder identifier (SRN or HIN) and postcode. Alternatively, you may lodge your completed proxy form by post or fax to the number on the form. If you wish to submit a question in advance of the Meeting, you can lodge your questions online at au.investorcentre.mpms.mufg.com. Upon login, click on 'Voting' and select the ‘Ask Question’ option under ‘Action’. Questions for the Company should be received by no later than 10:00 a.m. (Melbourne time) on Sunday, November 29, 2026. We will endeavor to respond to as many of the more frequently asked questions as possible at the Meeting. You may also ask questions at the Meeting. NOTICE OF GENERAL MEETING 3

Directors’ recommendation and voting statement The Directors unanimously recommend that Shareholders vote in favor of all Items of Business to be considered at the Meeting, and each of the Directors confirms that they will vote, or cause to be voted, any Shares that they own or otherwise control at the date of the Meeting in favor of Items 1 to 4. As the Directors are eligible to participate in the EIP, they are excluded from voting in favor of Item 5 notwithstanding that Item 5 relates only to the proposed issue of Share Rights to the New Non-Executive Directors. This Transaction represents a compelling strategic opportunity, creating a company with unmatched breadth and depth across the radiopharmaceutical value chain, supported by deep expertise and talent. We look forward to your attendance at the General Meeting. Yours faithfully, David N. Gill Chair of the Board NOTICE OF GENERAL MEETING 4

Notice of General Meeting Telix Pharmaceuticals Limited ACN 616 620 369 Notice is given that the General Meeting of the Shareholders of Telix Pharmaceuticals Limited ACN 616 620 369 will be convened as a hybrid meeting as follows: Time: 10:00 a.m. (Melbourne time) Date: Tuesday, December 1, 2026 Physical location: The Events Centre, Level 5, Tower 2/727 Collins Street, Melbourne, Victoria 3008 Attend online: meetings.openbriefing.com/TLXMeeting2026 Under Rule 7.5 of Telix’s Constitution, Shareholders attending the Meeting online will be able to hear and view the Meeting on their own devices, vote on the Resolutions, ask questions and will otherwise be treated as if they were present at the Meeting. Details of how to attend the Meeting online can be found in the Virtual Meeting Online Guide lodged with ASX. The business to be considered at the Meeting is set out below. This Notice of Meeting should be read in its entirety in conjunction with the accompanying Explanatory Notes and Investor Presentation. If you are in any doubt as to how you should vote on the Resolutions, you should consult your financial, legal or other professional advisor. BACKGROUND As announced by Telix on September 21, 2026, Telix has signed a strategic agreement to acquire 100% of the shares in ITM, a global leader in radioisotope production and radiopharmaceutical development. The Transaction will further strengthen Telix’s leadership as a vertically integrated radiopharmaceutical company with the capabilities required to develop, manufacture and deliver innovative treatments to patients globally. The combined organization will be uniquely positioned as a radiopharmaceutical industry leader, differentiated by a world-class scaled isotope manufacturing business with a validated global distribution network, a market-leading commercial precision medicine platform and one of the industry’s most extensive therapeutic radiopharmaceutical pipeline. Further details of the Transaction are included in the Explanatory Notes to this Notice of Meeting and the Investor Presentation attached as Appendix A. This Notice of Meeting should be read in its entirety in conjunction with the accompanying Explanatory Notes and Investor Presentation. If you are in any doubt as to how you should vote on the Resolutions, you should consult your financial, legal, or other professional advisor. ITEMS OF BUSINESS 1. Approve the issue of Maximum Upfront Consideration Shares To consider and, if thought fit, to pass the following resolution as an ordinary resolution: That, for the purposes of Listing Rule 7.1 and for all other purposes, the issue of Maximum Upfront Consideration Shares, details of which are set out in the Explanatory Notes, is approved. A voting exclusion applies to this Resolution. 2. Approve the issue of Regulatory Milestone Consideration Shares To consider and, if thought fit, to pass the following resolution as an ordinary resolution: That, for the purposes of Listing Rule 7.1 and for all other purposes, the issue of the Regulatory Milestone Consideration Shares, details of which are set out in the Explanatory Notes, is approved. A voting exclusion applies to this Resolution. 3. Approve the issue of Future Sales Milestone Consideration Shares To consider and, if thought fit, to pass the following resolution as an ordinary resolution: That, for the purposes of Listing Rule 7.1 and for all other purposes, the issue of Future Sales Milestone Consideration Shares, details of which are set out in the Explanatory Notes, is approved. A voting exclusion applies to this Resolution. NOTICE OF GENERAL MEETING 5

4. Elect new Directors To consider and, if thought fit, to pass the following resolutions as separate ordinary resolutions: a. That Dr. Andrew Cavey, being eligible, be elected as a Director of the Company, with effect from Closing. b. That Dr. Barbara Weber, being eligible, be elected as a Director of the Company, with effect from Closing. 5. Approve the grant of share rights to the New Non-Executive Directors under the Equity Incentive Plan To consider and, if thought fit, to pass the following resolutions as separate ordinary resolutions: a. That for the purposes of Listing Rule 10.14 and for all other purposes, the issue of share rights to Dr. Andrew Cavey (or nominee), details of which are set out in the Explanatory Notes, is approved by Shareholders. b. That for the purposes of Listing Rule 10.14 and for all other purposes, the issue of share rights to Dr. Barbara Weber (or nominee), details of which are set out in the Explanatory Notes, is approved by Shareholders. Voting exclusions apply to these Resolutions. NOTICE OF GENERAL MEETING 6

Voting exclusions Telix will disregard votes cast on the Resolutions by or on behalf of the persons, and in the manner, set out in the table below. The Chair of the Meeting intends to vote all available proxies in favor of each item of business requiring Shareholder Resolution (subject to the voting exclusions below and section 250BD of the Corporations Act). Item 1 – Approve the issue of Maximum Upfront Consideration Shares Telix will disregard votes cast by or on behalf of any person to whom Upfront Consideration Shares will be issued pursuant to the Share Purchase Agreement and any other person who will obtain a material benefit as a result of the issue of Upfront Consideration Shares (except a benefit solely by reason of being a holder of Shares) or an associate of that person (or those persons). However, votes will not be disregarded if they are cast: • as proxy or attorney for a person entitled to vote on the resolution in accordance with a direction given to the proxy or attorney to vote on the resolution in that way; • as proxy for a person entitled to vote on the item by the Chair of the Meeting in accordance with a direction given to the Chair of the Meeting to vote on the resolution as the Chair of the Meeting decides; or • by a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary, providing the following conditions are met: ◦ the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting on the resolution; and ◦ the holder votes on the resolution in accordance with directions given by the beneficiary to the holder to vote in that way. Items 2 – Approve the issue of Regulatory Milestone Consideration Shares Telix will disregard votes cast by or on behalf of any person to whom Regulatory Milestone Consideration Shares may be issued pursuant to the Share Purchase Agreement and any other person who will obtain a material benefit as a result of the issue of Regulatory Milestone Consideration Shares (except a benefit solely by reason of being a holder of Shares) or an associate of that person (or those persons). However, votes will not be disregarded if they are cast: • as proxy or attorney for a person entitled to vote on the resolution in accordance with a direction given to the proxy or attorney to vote on the resolution in that way; • as proxy for a person entitled to vote on the item by the Chair of the Meeting in accordance with a direction given to the Chair of the Meeting to vote on the resolution as the Chair of the Meeting decides; or • by a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary, providing the following conditions are met: ◦ the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting on the resolution; and ◦ the holder votes on the resolution in accordance with directions given by the beneficiary to the holder to vote in that way. Item of business Voting exclusion and authorized voting NOTICE OF GENERAL MEETING 7

Item 3 – Approve the issue of Future Sales Milestone Consideration Shares Telix will disregard votes cast by or on behalf of any person to whom Future Sales Milestone Consideration Shares may be issued pursuant to the Share Purchase Agreement and any other person who will obtain a material benefit as a result of the issue of Future Sales Milestone Consideration Shares (except a benefit solely by reason of being a holder of Shares) or an associate of that person (or those persons). However, votes will not be disregarded if they are cast: • as proxy or attorney for a person entitled to vote on the resolution in accordance with a direction given to the proxy or attorney to vote on the resolution in that way; • as proxy for a person entitled to vote on the item by the Chair of the Meeting in accordance with a direction given to the Chair of the Meeting to vote on the resolution as the Chair of the Meeting decides; or • by a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary, providing the following conditions are met: ◦ the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting on the resolution; and ◦ the holder votes on the resolution in accordance with directions given by the beneficiary to the holder to vote in that way. Item 5 - Approve the grant of share rights to the New Non- Executive Directors under the Equity Incentive Plan Telix will disregard any votes cast in favor of Item 5 by or on behalf of: • a person referred to in Listing Rule 10.14.1, 10.14.2, or 10.14.3 who is eligible to participate in the Equity Incentive Plan; or • an associate of any person referred to in the paragraph above. However, votes will not be disregarded if they are cast: • as proxy or attorney for a person entitled to vote on the resolution in accordance with a direction given to the proxy or attorney to vote on the resolution in that way; • by the Chair of the Meeting as proxy or attorney for a person entitled to vote on the resolution in accordance with a direction given to the Chair of the Meeting to vote on the resolution as the Chair of the Meeting decides; or • by a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary, providing the following conditions are met: ◦ the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting on the resolution; and ◦ the holder votes on the resolution in accordance with directions given by the beneficiary to the holder to vote in that way. In accordance with section 250BD of the Corporations Act, a person appointed as proxy must not vote on Item 5 on the basis of that appointment if the proxy appointment does not specify the way in which the proxy is to vote on Item 5 and the proxy is a member of the KMP (including the Directors) or a Closely Related Party of a member of the KMP (such as close family members and any companies controlled by those persons), unless: • the proxy is the Chair of the Meeting; and • the appointment expressly authorizes the Chair of the Meeting to exercise the proxy even though Item 5 is connected directly or indirectly with the remuneration of a member of the KMP. Item of business Voting exclusion and authorized voting Dated October 29, 2026 By order of the Board Marcin Firek Company Secretary NOTICE OF GENERAL MEETING 8

Explanatory Notes These Explanatory Notes have been prepared to provide Shareholders with important information regarding the items of business proposed for the Meeting. They form part of the Notice of Meeting and should be read in conjunction with it. Item 1 - Approve the issue of Maximum Upfront Consideration Shares Summary of the Transaction The key terms of the agreement pursuant to which Telix will acquire 100% of ITM (Share Purchase Agreement) are summarized in the table below: Buyer Telix Pharmaceuticals Limited Sellers The shareholders of ITM Isotope Technologies Munich SE party to the Share Purchase Agreement or acceding to the Share Purchase Agreement via joinders Date of Share Purchase Agreement September 20, 2026 Upfront Consideration and Issue of Upfront Consideration Shares Under the terms of the Share Purchase Agreement, and subject to Shareholder approval, Telix will acquire 100% of the shares in ITM held by the Sellers for US$1.65 billion upfront on a cash-free/debt-free basis expected as follows (the Upfront Consideration): • US$1.25 billion will be paid to the Sellers in the form of approximately 105.8 million Shares at the Issue Price1, which Shares will be released to the Sellers as Nasdaq- listed ADSs at the end of their respective escrow periods (see ‘Escrow arrangements’ below); • US$301.8 million of net debt will be assumed by Telix at Closing (assuming zero cash at Closing); and • US$96.0 million of management equity rollover and transaction expenses payable by the Sellers2, in each case subject to adjustments at Closing to account for cash on hand, variations in net working capital, increase or decrease in debt or transaction expenses, and other similar items measured as of Closing, along with any additional amounts to acquire the remaining ITM shares held by the shareholders of ITM that have not signed the Share Purchase Agreement. Such adjustments may mean that the final number of Shares issued as part of the Upfront Consideration (the Upfront Consideration Shares) is more or less than 105.8 million Shares. In accordance with the ASX Waiver, the Upfront Consideration Shares, other than any Shares issued on the release of a Holdback Amount, must be issued within 12 months of the date of the Meeting.* Term Description NOTICE OF GENERAL MEETING 9 *1 Priced at the 30-day trailing VWAP as of signing of US$11.84. The final number of Upfront Consideration Shares that will be issued will depend on certain Closing adjustments, including amounts held back from payment at Closing and potential indemnity claims under the Share Purchase Agreement. The maximum number of Upfront Consideration Shares for which Shareholder approval is being sought in Item 1 is 114.2 million. 2 Sellers may allocate and sell on the ASX through a single designated seller and a bank mutually agreed between Telix and such designated seller some of the Shares deducted from their Share consideration to settle a portion of these Seller transaction expenses.

Calculation of Maximum Upfront Consideration Shares Shareholders are being asked to approve a total of 114.2 million Shares as the maximum number of Shares to be issued at Closing, inclusive of the Holdback Amounts discussed below (the Maximum Upfront Consideration Shares). The Maximum Upfront Consideration Shares is calculated as follows: • 105.8 million Shares to be paid to the Sellers; • up to 4.1 million Shares to account for any upward adjustments to the portion of the Upfront Consideration payable in Shares, for example due to increase in cash or net working capital or decrease in debt at Closing; and • up to 4.3 million Shares that may be issued to a designated Seller or Seller appointee and sold through a bank mutually agreed by Telix and the designated Seller, to allow the Sellers to pay certain of their transaction expenses after Closing. The 8.4 million Shares do not increase the total consideration of US$1.65 billion being paid for 100% of the shares in ITM on a cash-free/debt-free basis at Closing; but rather, allow for the settlement of certain Closing adjustments and transaction expenses through Shares that would otherwise be issuable to the Sellers as Upfront Consideration. Table 1 below shows the total potential dilution from the issue of the Maximum Upfront Consideration Shares. Holdback Amounts As described above, the Upfront Consideration paid at Closing is subject to financial adjustments at Closing. US$10.0 million of the Upfront Consideration will be held back by Telix against downward financial adjustments to be calculated following Closing (generally within 90 days after Closing or, if later, 15 days after all Seller transaction expenses have been paid) (Adjustments Holdback). Telix will also hold back from the Upfront Consideration paid at Closing a general indemnity holdback of US$4.1 million (Indemnity Holdback), and a special indemnity holdback of up to US$9.0 million in relation to specific indemnities provided by the Sellers (Special Indemnity Holdback). The Adjustments Holdback, the Indemnity Holdback and the Special Indemnity Holdback (collectively, the “Holdback Amounts”) are a deduction from the Upfront Consideration Shares paid at Closing. The 1.95 million Telix Shares (Holdback Shares) that represent the Holdback Amounts will not be issued until the end of the applicable holdback periods assuming Telix has no off-setting closing adjustments or indemnity claims. Table 1 below shows the total potential dilution if all Holdback Shares are issued or forfeited. In accordance with the ASX Waiver, any Upfront Consideration Shares issued as a consequence of the release of the Holdback Amounts must be issued no later than 6 months after Closing in the case of the Adjustments Holdback and 18 months after Closing in the case of the Indemnity Holdback and the Special Indemnity Holdback. The Share Purchase Agreement provides that up to US$3.0 million of the Special Indemnity Holdback may be released 3 years after Closing. As that holdback release would fall outside the period permitted by the ASX Waiver, Telix will seek further Shareholder approval or an ASX waiver required to issue Shares in respect of that release, or satisfy that release in cash. Issue Price US$11.84, being the 30-day volume weighted average price (VWAP) of Shares quoted on ASX for the period ending on September 18, 2026, the last trading day prior to signing the Share Purchase Agreement. The VWAP was A$16.65, converted at an AUD/USD exchange rate of 0.71. Term Description NOTICE OF GENERAL MEETING 10

Future Milestone Consideration1* Telix has an obligation to make further payments of up to US$700 million to the Sellers subject to the achievement of specified regulatory approvals and sales milestones for ITM’s lead therapeutic asset (ITM-11) as set out below (Milestone Payments): • Up to US$250 million upon United States Food and Drug Administration (FDA) approval of ITM-11 across 3 different indications (together, the Regulatory Milestones): ◦ US$100 million upon FDA approval for expected first indication in G1-G2 somatostatin receptor-positive (SSTR+) neuroendocrine tumors (NETs) of pancreatic or gastroenteric origin no later than December 31, 2027 (Regulatory Milestone 1); ◦ US$100 million upon FDA approval for indication in G2-G3 SSTR+-NETs of pancreatic or gastroenteric origin no later than December 31, 2030 (Regulatory Milestone 2); and ◦ US$50 million upon FDA approval for lung and thymic SSTR+ tumor indication no later than December 31, 2031 (Regulatory Milestone 3). • up to US$450 million based on ITM-11 net global sales in excess of US$150 million in the calendar year ended December 31, 2030, based upon a payment of US$3.00 for each US$1.00 of net global sales above US$150 million capped at a maximum payment of US$450 million (Future Sales Milestone). Any Milestone Payment may be satisfied at the election of Telix by the payment of cash, the issue of Shares at a 30-day VWAP3 of Shares quoted on ASX for the period ending on, and including the last trading day prior to the date on which such Milestone Event has become publicly known or, if earlier, the date on which such Milestone Event is finally determined to have been achieved, or a combination of both cash and Shares. All Milestone Payments settled in Shares will be issued to the Sellers as Nasdaq ADSs. Approval for the issue of Regulatory Milestone Consideration Shares is being sought in Item 2 and approval for the issue of Future Sales Milestone Consideration Shares is being sought in Item 3. Conditions precedent Closing is subject to various conditions precedent, including: • Telix’s shareholders approving the issue of the Maximum Upfront Consideration Shares; • certain scheduled regulatory approvals being obtained, including clearance or non- objection to the Transaction from the applicable regulatory bodies in Germany and other specified jurisdictions; • the representations and warranties of the parties remaining accurate (subject to applicable materiality standards) and performance of covenants in all material respects; • the re-submission by ITM to the FDA of a new drug application for ITM-11 or agreement by Telix in its reasonable discretion to proceed following receipt of final minutes from a Type A meeting between ITM and the FDA in relation to ITM-11; • neither Telix nor ITM having experienced certain material adverse events (subject to certain exceptions); • Telix having received the executed amendment to ITM’s financing agreement and other Closing deliverables; and • no restraints preventing or otherwise impeding Closing being issued by a court or other government body. Term Description NOTICE OF GENERAL MEETING 11 *1 The A$ VWAP will be converted to a US$ issue price at the applicable currency exchange rate at such time.

TELIX PHARMACEUTICALS
NOTICE OF GENERAL MEETING

Term	Description
Escrow arrangements	The Sellers are required to enter into escrow arrangements with effect from Closing in relation to their Upfront Consideration Shares, including those issued after Closing and within the relevant escrow period, and any Milestone Consideration Shares issued within the relevant escrow period. The escrow period for certain specified Sellers (including entities affiliated with ITM's founders) is the earlier of 15 months after Closing and 3 months after the achievement of Regulatory Milestone 1. This currently represents approximately 26% of the Telix Shares being issued at Closing. The escrow period for all other Sellers is the earlier of 12 months after Closing and the date on which Regulatory Milestone 1 has been achieved. This currently represents approximately 74% of the Telix Shares being issued at Closing. The escrow arrangements are subject to customary exceptions and Telix will release from escrow a limited number of Shares to allow Sellers to pay certain tax liabilities that have arisen from the Transaction.
Termination	The Share Purchase Agreement may be terminated prior to Closing for reasons including: • mutual written consent of both parties; • if Closing has not taken place on or before 5:00 p.m. (U.S. Eastern time) on January 1, 2027 (the **End Date**), subject to an automatic three month extension where all conditions precedent have been satisfied or waived, other than the required regulatory approvals; • failure to obtain Shareholder approval for the issue of the Maximum Upfront Consideration Shares; or • by Telix or ITM, respectively, where representations and warranties or covenants of the other party have been breached such that the relevant condition to Closing would not be satisfied, provided that, if the breach is curable through reasonable efforts, termination may not occur until the earlier of 15 business days after notice of the breach and the End Date.
Shareholder vote failure fee	If Shareholders do not approve the issue of the Maximum Upfront Consideration Shares when the resolution is voted upon at the Meeting or any subsequent meeting if the Meeting is postponed or adjourned and the Share Purchase Agreement is validly terminated as a result, Telix must pay US$5 million in cash to ITM.
Other	The Share Purchase Agreement contains additional pre-Closing obligations, as well as representations and warranties which are customary for a transaction of this nature.

The table below (Table 1) illustrates the potential effects of the issue of Upfront Consideration Shares to the relative ownership of existing Telix shareholders and Sellers receiving Shares at Closing.

	Total Shares on Issue[1]	Existing Telix Shareholder Ownership	Sellers Ownership
Estimated Upfront Consideration Shares[2]	446,090,520	76.3 %	23.7 %
Maximum Upfront Consideration Shares[3]	454,568,899	74.9 %	25.1 %
Forfeiture of Holdback Shares[4]	452,615,774	75.2 %	24.8 %

Notes to Table

(1) Based on 340,330,385 Shares on issue as of the date of this Notice of Meeting, assuming no other share issues prior to Closing.

(2) Reflects the issue of 105.8 million Shares issued at Closing inclusive of the issue of 1.95 million Holdback Shares.

(3) Reflects the issue of 114.2 million Shares issued at Closing inclusive of the issue of 1.95 million Holdback Shares. 4.3 million (3.8%) of the Maximum Upfront Consideration Shares included in the Sellers Ownership would be sold to cover transaction expenses.

(4) Reflects the issue of 112.3 million Shares at Closing and the forfeiture of all 1.95 million Holdback Shares. 4.3 million (3.8%) of the Maximum Upfront Consideration Shares included in the Sellers Ownership would be sold to cover transaction expenses.

12

Further detail about the Transaction is contained in the Investor Presentation, including detail in relation to known and unknown risks associated with the Transaction. Proposed timetable and acquisition of remaining ITM shares Telix expects that the Transaction should complete by the End Date. However, Closing remains subject to the terms of the Share Purchase Agreement and the conditions to Closing. As at the date of this Notice of Meeting, ITM shareholders holding over 93% of ITM’s shares have signed on to the Share Purchase Agreement either directly or via joinder agreements. Under the Share Purchase Agreement, ITM is required to use commercially reasonable efforts to obtain joinder agreements from its remaining shareholders before Closing. It is a condition to Telix’s obligation to complete the Transaction that ITM shareholders holding at least 92.5% of ITM’s shares immediately prior to Closing have signed the Share Purchase Agreement or a joinder agreement, which condition has been fulfilled. Therefore, no further approval is needed from ITM’s shareholders in order to proceed with the Transaction, and accordingly, Telix may hold less than 100% of ITM’s shares at Closing. If Telix does not hold 100% of ITM’s shares following Closing, Telix intends to acquire the remaining ITM shares under the compulsory acquisition procedures available under German law. In this instance, the minority ITM shareholders would receive cash compensation, which is determined based on a valuation of ITM and reviewed by a court-appointed auditor and may be challenged by the minority shareholders. The compulsory acquisition does not require the issue of Shares. A voting exclusion applies to Item 1 and is set out on page 7 of the Notice of Meeting. Listing Rule 7.1 Listing Rule 7.1 limits the number of equity securities that a listed company can issue without the approval of its shareholders over any 12 month period to 15% of the fully paid ordinary securities it had on issue at the start of that 12 month period (15% Placement Capacity) subject to specified exceptions. Shareholder approval in accordance with Listing Rule 7.1 is required for the issue of the Maximum Upfront Consideration Shares as those Shares represent more than 15% of the Shares on issue and no exception to the 15% Placement Capacity limit applies. If Item 1 is passed, Telix will be able to proceed with the issue of the Upfront Consideration Shares and that condition precedent to the Transaction will be satisfied. In addition, the issue of the Shares up to Maximum Upfront Consideration Shares will be excluded from the calculation of the number of equity securities that Telix can issue without Shareholder approval under Listing Rule 7.1. If Item 1 is not passed, Telix will not be able to proceed with the issue of the Upfront Consideration Shares and that condition precedent to Closing will not be satisfied. Therefore, the Transaction will not proceed. If Shareholders do not approve Item 1 and the Share Purchase Agreement is validly terminated as a result, Telix must also pay a shareholder vote failure fee of US$5 million in cash to ITM. Waiver from Listing Rule 7.3.4 Listing Rule 7.3 sets out the requirements for shareholder approval under Listing Rule 7.1. In particular, Listing Rule 7.3.4 provides that the notice of meeting must state the date by which the entity will issue the securities, which date must be no later than 3 months after the date of the shareholder meeting. The issue of the Upfront Consideration Shares is contingent on the satisfaction or waiver of the conditions precedent to the Share Purchase Agreement, including certain regulatory approvals being obtained, which may cause the issue to occur more than 3 months after the date of the Meeting. The issue of the Milestone Consideration Shares (see the Explanatory Notes to Items 2 and 3) are subject to conditions which mean that if those Shares are issued, those issues will be more than 3 months after the Meeting. Telix applied for, and ASX has granted, waivers from Listing Rule 7.3.4 to permit Telix to issue the Upfront Consideration Shares and the Milestone Consideration Shares on a date that is more than 3 months after the date of the Meeting (ASX Waiver). The ASX Waiver was disclosed by Telix by an ASX announcement on September 22, 2026. The ASX Waiver has been granted on the following conditions: • the Upfront Consideration Shares are, except as noted below, to be issued upon achievement or waiver of the applicable conditions to Closing, and in any event, no later than 12 months from the receipt of shareholder approval for the issue of the Upfront Consideration Shares; • any Upfront Consideration Shares that are not issued at Closing pending the determination of any release of the Adjustments Holdback or release of the Indemnity Holdbacks, may be issued no later than 6 months after Closing in the case of the Adjustments Holdback and no later than 18 months after Closing in the case of the Indemnity Holdbacks and Special Indemnity Holdback; NOTICE OF GENERAL MEETING 13

• any shares issued as Regulatory Milestone Consideration Shares are to be issued no later than 3 months after the achievement of such milestone; • any shares issued as Future Sales Milestone Consideration Shares are to be issued no later than 4 months after the issue of Telix’s 2030 financial statements; • the material terms of the Upfront Consideration Shares must not be varied, and the material terms of the Upfront Consideration Shares and the Milestone Consideration Shares (including the conditions and milestones for their issue) are fully and clearly set out in this Notice of Meeting; • details regarding the potential dilutive effect of the Upfront Consideration Shares and the Milestone Consideration Shares on Telix’s capital structure is included in this Notice of Meeting to ASX’s satisfaction; • the terms of the ASX Waiver are clearly disclosed in this Notice of Meeting to ASX’s satisfaction; • if any of the conditions to the issue of the Upfront Consideration Shares are achieved or waived, the achievement or waiver of that condition and the basis on which Telix determined that the condition has been achieved or waived is announced to the market, along with the number of Upfront Consideration Shares issued; • if any of the milestone conditions to the issue of the Milestone Consideration Shares are achieved, the achievement of that milestone and the basis on which Telix determined that the milestone has been achieved is announced to the market, along with the number of Milestone Consideration Shares issued; • for any annual reporting period during which any Upfront Consideration Shares or Milestone Consideration Shares have been issued or any of them remain to be issued, Telix’s annual report sets out the number of Upfront Consideration Shares and Milestone Consideration Shares issued in that annual reporting period, the number of Upfront Consideration Shares and Milestone Consideration Shares that remain to be issued and the basis on which the Upfront Consideration Shares and Milestone Consideration Shares may be issued; and • Telix releases an announcement to the market that discloses the nature and effect of the ASX Waiver and Telix’s reasons for seeking the waivers. The announcement must be released no later than the next business day after ASX communicates to Telix that the waiver has been granted. Information required by Listing Rule 7.3 The following information in relation to the issue of the Maximum Upfront Consideration Shares is provided to Shareholders for the purposes of Listing Rule 7.3: 1. Shares in an amount up to the Maximum Upfront Consideration Shares will be issued to the Sellers (and/or the Sellers' nominees), none of whom is currently a related party, Key Management Personnel, substantial shareholder or advisor of Telix or an associate of those persons; 2. The maximum number of Upfront Consideration Shares to be issued is 114.2 million. 3. All Upfront Consideration Shares will be fully paid ordinary shares which rank equally with all other Shares on issue; 4. Subject to the terms of the ASX Waiver, the Upfront Consideration Shares (in an amount up to the Maximum Upfront Consideration Shares) will be issued no later than 12 months following the date of the Meeting. Any Upfront Consideration Shares held back as part of the Holdback Amounts may be issued up to 6 months after Closing for the Adjustments Holdback and up to 18 months after Closing for the Indemnity Holdback and the Special Indemnity Holdback. See also, “Holdback Amounts” above in the description of the key terms of the Share Purchase Agreement in relation to the portion of the Special Indemnity Holdback that may be released 3 years after Closing; 5. The Upfront Consideration Shares will have an issue price of US$11.84 per Share, being the Issue Price; 6. The purpose of the issue of the Upfront Consideration Shares is part-consideration for the Transaction. Accordingly, no funds will be raised from the issue; 7. The Upfront Consideration Shares will be issued under the Share Purchase Agreement. A summary of the material terms of the Share Purchase Agreement is contained above; 8. The Upfront Consideration Shares are not being issued under, or to fund, a reverse takeover; and A voting exclusion statement is included in the Notice of Meeting for Item 1. Board recommendation The Directors unanimously recommend that Shareholders vote in favor of Item 1. NOTICE OF GENERAL MEETING 14

Item 2 – Approve the issue of Regulatory Milestone Consideration Shares Background As outlined above, in addition to the Upfront Consideration, there is potential for Milestone Payments to be paid by Telix upon the achievement of agreed milestones in relation to ITM-11. Refer to Item 1 above for a summary of the Transaction and the Milestone Payments. Any Milestone Payment may be satisfied at the election of Telix by the payment of cash, the issue of Shares at a 30-day VWAP1 of Shares quoted on ASX for the period ending on, and including the last trading day prior to the date on which such Milestone Event has become publicly known or, if earlier, the date on which such Milestone Event is finally determined to have been achieved, or a combination of both cash and Shares. Item 2 seeks Shareholder approval for a maximum number of Regulatory Milestone Consideration Shares to be issued at the Issue Price, being US$11.84. The Issue Price is being used as a floor price (Floor Price) for the purpose of determining the maximum number of Shares that may be issued as Regulatory Milestone Consideration Shares and approved by Shareholders. However, the actual issue price of any Regulatory Milestone Consideration Shares that are issued may be higher or lower than the Floor Price. If Item 2 is passed and the future VWAP used to determine the number of Regulatory Milestone Consideration Shares to be issued on the achievement of a Regulatory Milestone is higher than the Floor Price, then if Telix elects to issue Shares the number of Shares that will need to be issued for the relevant Regulatory Milestone will be less than the maximum number of Shares approved for that Regulatory Milestone pursuant to Item 2. If Item 2 is passed and the future VWAP used to determine the number of Regulatory Milestone Consideration Shares to be issued on the achievement of a Regulatory Milestone is lower than the Floor Price, then Telix will be able to issue the maximum number of Shares approved pursuant to Item 2 for that Regulatory Milestone and will be required to pay a further amount in cash to ensure that the Sellers receive the full Milestone Payment. The maximum number of Regulatory Milestone Consideration Shares to be issued as payment for the achievement of each Regulatory Milestone, based on the Floor Price, is as follows: • Subject to Regulatory Milestone 1 being achieved by December 31, 2027, 8,445,946 shares (Regulatory Milestone 1 Maximum Shares). • Subject to Regulatory Milestone 2 being achieved by December 31, 2030, 8,445,946 shares (Regulatory Milestone 2 Maximum Shares). • Subject to Regulatory Milestone 3 being achieved by December 31, 2031, 4,222,973 shares (Regulatory Milestone 3 Maximum Shares). If any Regulatory Milestone is not achieved by its specified deadline, no Regulatory Milestone Consideration Shares will be issuable by Telix for that milestone. Waiver from Listing Rule 7.3.4 Refer to Item 1 for a summary of Listing Rule 7.3.4 and a description of the ASX Waiver which allows the Regulatory Milestone Shares to be issued more than 3 months after the Meeting. The payment of each Milestone Payment is contingent on the achievement of the relevant milestone as described in the Explanatory Notes to Item 1 in the key terms of the Share Purchase Agreement, each of which will only be able to be determined on a date that is more than 3 months after the date of the Meeting. The ASX Waiver permits Telix to issue Regulatory Milestone Consideration Shares on dates that are more than 3 months after the date of the Meeting. Refer to Item 1 for the conditions of the ASX Waiver. Voting exclusions apply to Item 2 and are set out on page 7 of the Notice of Meeting. As described in the Explanatory Notes to Item 1 in the key terms of the Share Purchase Agreement, Telix will be required to pay a Milestone Payment under the Share Purchase Agreement if a Regulatory Milestone is achieved. Each Milestone Payment may be satisfied at the election of Telix by the payment of cash, the issue of Shares at a 30-day VWAP of Shares quoted on ASX for the period ending on, and including the last trading day prior to the date on which such Milestone Event has become publicly known or, if earlier, the date on which such Milestone Event is finally determined to have been achieved, or a combination of both cash and Shares. NOTICE OF GENERAL MEETING 15 1 The A$ VWAP will be converted to a US$ issue price at the applicable currency exchange rate at such time.

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Item 2 seeks Shareholder approval in accordance with Listing Rule 7.1 for the issue of the Regulatory Milestone Consideration Shares.

Listing Rule 7.1

Refer to Item 1 for a summary of Listing Rule 7.1.

If Item 2 is passed, the issue of the Regulatory Milestone Consideration Shares will be excluded from the calculation of the number of equity securities that Telix can issue without Shareholder approval under Listing Rule 7.1.

If Item 2 is not passed, the future issue of the Regulatory Milestone Consideration Shares will be included in calculating Telix's 15% Placement Capacity, effectively decreasing the number of equity securities Telix can issue without obtaining Shareholder approval over the 12 month period following the date of the Share Purchase Agreement. Failure to pass Item 2 would potentially materially limit the flexibility of Telix during that 12 month period to pursue future near term strategic transactions which involve the issue, or agreement to issue, Shares. However, if Item 2 is not passed that will not prevent Telix from being able to issue the full amount of Regulatory Milestone Consideration Shares.

Information required by Listing Rule 7.3

The following information in relation to the Regulatory Milestone Consideration Shares is provided to Shareholders for the purposes of Listing Rule 7.3:

1. The Regulatory Milestone Consideration Shares will be issued to the Sellers (and/or the Sellers' nominees), none of whom is currently a related party, Key Management Personnel, substantial shareholder or advisor of Telix or an associate of those persons;

2. The maximum number of Regulatory Milestone Consideration Shares to be issued is 21,114,865, which is calculated by dividing the aggregate amount of Regulatory Milestone Payments, being US$250 million, by the Floor Price of US$11.84. The maximum number of Regulatory Milestone Consideration Shares that may be issued for each Regulatory Milestone is:

    a. 8,445,946 for Regulatory Milestone 1;

    b. 8,445,946 for Regulatory Milestone 2; and

    c. 4,222,973 for Regulatory Milestone 3.

3. The table below provides an example of the number of Regulatory Milestone Consideration Shares that may be issued if Shareholders approve Item 2 (although, as noted above, Telix has sufficient placement capacity to issue the Regulatory Milestone Consideration Shares even if Item 2 is not passed). The table uses:

    a. the Issue Price (which operates as a Floor Price to calculate the maximum number of Shares approved by Shareholders);

    b. an issue price that is 20% lower than the Floor Price, reflecting a 20% decreased VWAP at the time of issue of the Regulatory Milestone Consideration Shares, which would mean that an additional cash payment is required to pay the full Milestone Payment; and

    c. an issue price that is 20% higher than the Floor Price, reflecting a 20% increased VWAP at the time of issue of the Regulatory Milestone Consideration Shares, which would mean that less than the maximum number of Shares approved by Shareholders will need to be issued.

The table shows the number of Regulatory Milestone Consideration Shares that may be issued for each Regulatory Milestone, and assumes that such Regulatory Milestone is achieved by the applicable deadline date.

	Number of Regulatory Milestone Consideration Shares		
	US$11.84 (Floor Price)	US$9.47 (20% below Floor Price)	US$14.21 (20% above Floor Price)
Regulatory Milestone 1	8,445,946	8,445,946[1]	7,037,298
Regulatory Milestone 2	8,445,946	8,445,946[1]	7,037,298
Regulatory Milestone 3	4,222,973	4,222,973[2]	3,518,649

Notes to Table

(1) Telix would be required to pay an additional approximately US$20 million in cash to satisfy its Milestone Payment obligations.

(2) Telix would be required to pay an additional approximately US$10 million in cash to satisfy its Milestone Payment obligations.

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4. The Regulatory Milestone Consideration Shares will be fully paid ordinary shares which rank equally with all other Shares on issue; 5. In accordance with the ASX Waiver, and assuming each Regulatory Milestone is achieved: a. the Regulatory Milestone 1 Consideration Shares will be issued no later than March 31, 2028; b. the Regulatory Milestone 2 Consideration Shares will be issued no later than March 31, 2031; and c. the Regulatory Milestone 3 Consideration Shares will be issued no later than March 31, 2032; 6. The actual issue price of each tranche of Regulatory Milestone Consideration Shares will be calculated using the 30-day VWAP1 of Shares quoted on ASX for the period ending on, and including, the last trading day prior to the date on which such Milestone Event has become publicly known or, if earlier, the date on which such Milestone Event is finally determined to have been achieved. Set out below is an example of the potential dilution of the issue of Regulatory Milestone Consideration Shares. Table showing potential dilutive effects: US$11.84 (Floor Price) Regulatory Milestone 1 1.86% Regulatory Milestone 2 1.86% Regulatory Milestone 3 0.93% All Regulatory Milestones Achieved 4.65% US$14.21 (20% above Floor Price) Regulatory Milestone 1 1.55% Regulatory Milestone 2 1.55% Regulatory Milestone 3 0.77% All Regulatory Milestones Achieved 3.87% US$9.47 (20% below Floor Price) Regulatory Milestone 1 1.86% Regulatory Milestone 2 1.86% Regulatory Milestone 3 0.93% All Regulatory Milestones Achieved (2) 4.65% Issue Price Milestone Dilution Factor (1) Notes to Table: (1) Based on 454,568,899 Shares on issue immediately following Closing, assuming the issue of approximately 114.2 million new Shares at Closing and no further Shares being issued before the issue of all the Regulatory Milestone Consideration Shares in this scenario. (2) An aggregate of an additional approximately US$50 million would also be payable in cash in this scenario if all Regulatory Milestones are achieved, in addition to the issue of 21,114,865 Regulatory Milestone Consideration Shares. 7. The purpose of the issue of the Regulatory Milestone Consideration Shares is to satisfy the relevant Milestone Payments, assuming such Regulatory Milestone is achieved by the deadline date. Accordingly, no funds will be raised from the issue; 8. The Regulatory Milestone Consideration Shares will be issued under the Share Purchase Agreement. A summary of the material terms of the Share Purchase Agreement is contained above; 9. The Regulatory Milestone Consideration Shares are not being issued under, or to fund, a reverse takeover; and A voting exclusion statement is included in the Notice of Meeting for Item 2. Board recommendation The Directors unanimously recommend that Shareholders vote in favor of Item 2. NOTICE OF GENERAL MEETING 17 1 The A$ VWAP will be converted to a US$ issue price at the applicable currency exchange rate at such time.

Item 3 – Approve the issue of Future Sales Milestone Consideration Shares Background As outlined above, in addition to the Upfront Consideration, there is potential for Milestone Payments to be paid by Telix upon the achievement of agreed commercial milestones in relation to ITM-11 net global sales. Refer to Item 1 above for a summary of the Transaction and the Milestone Payments. Any Milestone Payment may be satisfied at the election of Telix by the payment of cash, the issue of Shares at a 30-day VWAP1 of Shares quoted on ASX for the period ending on, and including the last trading day prior to the date on which such Milestone Event has become publicly known or, if earlier, the date on which such Milestone Event is finally determined to have been achieved, or a combination of both cash and Shares. Item 3 seeks Shareholder approval for a maximum number of Future Sales Milestone Consideration Shares to be issued to the Sellers (and/or the Sellers' nominees) at the Issue Price of US$11.84. As with Item 2, the Issue Price is being used as a Floor Price for the purpose of determining the maximum number of Shares that may be issued as Future Sales Milestone Consideration Shares and approved by Shareholders. However, the actual issue price of any Future Sales Milestone Consideration Shares that are issued may be higher or lower than the Floor Price. If Item 3 is passed and the future VWAP used to determine the number of Future Sales Milestone Consideration Shares to be issued on the achievement of the Future Sales Milestone is higher than the Floor Price, then if Telix elects to issue Shares the number of Shares that will need to be issued will be less than the maximum number of Shares approved pursuant to Item 3. If Item 3 is passed and the future VWAP used to determine the number of Future Sales Milestone Consideration Shares to be issued on the achievement of the Future Sales Milestone is lower than the Floor Price, then Telix will be able to issue the maximum number of Shares approved pursuant to Item 3 and will be required to pay a further amount in cash to ensure that the Sellers receive the full Milestone Payment. The number of actual Future Sales Milestone Consideration Shares (as defined below) to be issued will be determined based on net global sales of ITM-11 in the calendar year 2030, and will only be paid to the extent such sales exceed US$150 million (the Minimum Sales Threshold). For every US$1.00 above the Minimum Sales Threshold, Telix will pay US$3.00 in Milestone Payments up to a maximum payment of US$450 million, assuming achievement of US$300 million in 2030 net global sales for ITM-11. Therefore, the number of Future Sales Milestone Consideration Shares actually issued will vary based on both issue price at the time of achievement and future sales performance of ITM-11. Subject to 100% of the Future Sales Milestone being achieved, the maximum number of Shares to be issued as payment for the achievement of the Future Sales Milestone will be 38,006,757 (Future Sales Milestone Consideration Shares). See table below for potential Share issues based on different issue price and sales performance scenarios. Waiver from Listing Rule 7.3.4 Refer to Item 1 for a summary of Listing Rule 7.3.4 and a description of the ASX Waiver which allows for the Future Sales Milestone Consideration Shares to be issued more than 3 months after the Meeting. The payment of each Milestone Payment is contingent on the achievement of the relevant milestone as described in the Explanatory Notes to Item 1 in the key terms of the Share Purchase Agreement, each of which will only be able to be determined on a date that is more than 3 months after the date of the Meeting. The ASX Waiver permits Telix to issue Future Sales Milestone Consideration Shares on a date that is more than 3 months after the date of the Meeting. Refer to Item 1 for the conditions of the ASX Waiver. A voting exclusion applies to Item 3 and is set out on page 8 of the Notice of Meeting. Listing Rule 7.1 Refer to Item 1 for a summary of Listing Rule 7.1. If Item 3 is passed, Telix will be able to proceed with the issue of the Future Sales Milestone Consideration Shares in satisfaction of the Future Sales Milestone Payment (assuming the Future Sales Milestone is achieved). In addition, the Future Sales Milestone Consideration Shares will be excluded from the calculation of the number of equity securities that Telix can issue without Shareholder approval under Listing Rule 7.1. If Item 3 is not passed, Telix will not be able to proceed with the issue of the Future Sales Milestone Consideration Shares in satisfaction of the Future Sales Milestone Payment (assuming the Future Sales Milestone is achieved). Telix may need to seek this Shareholder approval at a future meeting of Shareholders (before the date on which the Future Sales Milestone NOTICE OF GENERAL MEETING 18 1 The A$ VWAP will be converted to a US$ issue price at the applicable currency exchange rate at such time.

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Consideration Shares must be issued), otherwise Telix will be required to pay any Future Sales Milestone Payment for the achievement of the Future Sales Milestone in cash.

Information required by Listing Rule 7.3

The following information in relation to the Future Sales Milestone Consideration Shares is provided to Shareholders for the purposes of Listing Rule 7.3:

1. The Future Sales Milestone Consideration Shares will be issued to the Sellers (and/or the Sellers' nominees), none of whom is currently a related party, KMP, substantial shareholder or advisor of Telix or an associate of those persons;

2. The maximum number of Future Sales Milestone Consideration Shares to be issued is 38,006,757, which is calculated by dividing US$450 million by the Floor Price which assumes 100% achievement of the Future Sales Milestone;

3. The table below provides examples of the number of Future Sales Milestone Consideration Shares that may be issued if Shareholders approve Item 3. The table uses:

    a. the Issue Price (which operates as a Floor Price to calculate the maximum number of Shares approved by Shareholders);

    b. an issue price that is 20% lower than the Floor Price, reflecting a 20% decreased VWAP at the time of issue of the Future Sales Milestone Consideration Shares, which means that an additional cash payment is required to pay the full Milestone Payment; and

    c. an issue price that is 20% higher than the Floor Price, reflecting a 20% increased VWAP at the time of issue of the Future Sales Milestone Consideration Shares, which means that less than the maximum number of Shares approved by Shareholders will need to be issued even upon full milestone performance.

    The table also provides examples of different performance levels for this milestone: net global sales in 2030 less than or equal to US$150 million, US$200 million, and US$300 million (full performance).

	Number of Future Sales Milestone Consideration Shares		
Net Global Sales in 2030	**US$11.84 (Floor Price)**	**US$9.47 (20% below Floor Price)**	**US$14.21 (20% above Floor Price)**
</= US$150 million	0	0	0
US$200 million	12,668,919	15,839,493	10,555,947
US$300 million	38,006,757	38,006,757[1]	31,667,840

(1) Telix would be required to pay an additional US$90 million in cash to satisfy its Milestone Payment obligations.

4. The Future Sales Milestone Consideration Shares will be fully paid ordinary shares which rank equally with all other Shares on issue;

5. In accordance with the ASX Waiver, the Future Sales Milestone Consideration Shares will be issued no later than four months after the issue of Telix's 2030 financial statements. If the Sellers dispute the sales milestone such that the process to determine the amount of any Future Sales Milestone payment extends beyond the four months, Telix may no longer be able to rely on this Shareholder approval to issue Future Sales Milestone Consideration Shares and may instead seek further Shareholder approval or an ASX waiver or make the payment in cash;

6. The issue price of Future Sales Milestone Consideration Shares will be calculated using the 30-day VWAP of Shares quoted on ASX for the period ending on, and including, the last trading day prior to the date on which such Milestone Event has become publicly known or, if earlier, the date on which such Milestone Event is finally determined to have been achieved;

7. Set out below is an example of the potential dilution of the issue of the Future Sales Milestone Consideration Shares.

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Potential dilution effect:

	Dilutive Effect of Future Sales Milestone Consideration Shares (1)		
Net Global Sales in 2030	**US$11.84 (Floor Price)**	**US$9.47 (20% below Floor Price)**	**US$14.21 (20% above Floor Price)**
</= US$150 million	0	0	0
US$200 million	2.69% (2)	3.36% (3)	2.24% (4)
US$300 million	8.06% (5)	8.06% (5) (6)	6.72% (7)

Notes to Table:

(1) Based on 471,460,791 Shares on issue immediately following Closing, assuming the issue of 114.2 million new Shares at Closing and that the maximum numbers of Regulatory Milestone Consideration Shares (excluding Regulatory Milestone 3 Consideration Shares, which may not be issuable until 2031) are issued and no further Shares being issued before the issue of the Future Sales Milestone Consideration Shares.

(2) Would result in 12,668,919 Shares being issued, and approximately 484,129,710 total Shares on Issue.

(3) Would result in 15,839,493 Shares being issued, and approximately 487,300,284 total Shares on Issue.

(4) Would result in 10,555,947 Shares being issued, and approximately 482,016,738 total Shares on Issue.

(5) Would result in 38,006,757 Shares being issued, and approximately 509,467,548 total Shares on Issue.

(6) Telix would also be required to pay an additional US$90 million in cash to satisfy its Milestone Payment obligations.

(7) Would result in 31,667,840 Shares being issued, and approximately 503,128,631 total Shares on Issue.

8. The purpose of the issue of the Future Sales Milestone Consideration Shares is to satisfy the relevant Milestone Payment under the Share Purchase Agreement (assuming the Future Sales Milestone is achieved). Accordingly, no funds will be raised from the issue;
9. The Future Sales Milestone Consideration Shares will be issued under the Share Purchase Agreement. A summary of the material terms of the Share Purchase Agreement is contained above in Item 1;
10. The Future Sales Milestone Consideration Shares are not being issued under, or to fund, a reverse takeover; and

A voting exclusion statement is included in the Notice of Meeting for Item 3.

Board recommendation

The Directors unanimously recommend that Shareholders vote in favor of Item 3.

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Item 4 – Elect new Directors Background Under the Share Purchase Agreement, Telix has agreed to seek Shareholder approval for the election of Dr. Andrew Cavey and Dr. Barbara Weber to the Board, effective immediately following Closing for a 3-year term, and the Board has agreed to recommend that Shareholders approve their election. The Board considers that each of Dr. Cavey and Dr. Weber has the relevant qualifications, experience and skills to contribute positively to Board deliberations of the combined entity and to complement the current skills of the Board as a whole. Each has deep knowledge of ITM, its business and the markets in which it operates. Details of their skills and experience are set out below. The contribution of each Director is and continues to be important to Telix’s long term success as a vertically integrated radiopharmaceutical company with the capabilities required to develop and deliver innovative treatments to patients globally. The Board considers that as a whole it has an appropriate mix of skills, backgrounds, knowledge, experience and diversity to operate effectively. The current seven member Telix Board is comprised of six independent non-executive directors and the MD & CEO Dr. Christian Behrenbruch. Subject to Closing, Dr. Weber will join the Board as an independent non-executive director and Dr. Cavey, given his tenure as previous CEO of ITM, will not be considered to be independent although he will cease his role as CEO and join the Board as a Non-Executive Director while providing Telix with advice to support integration of the combined operations. Dr. Weber and Dr. Cavey have confirmed that they have the time available to discharge effectively their responsibilities as a Telix Board member. Item 4(a) – Elect Dr. Andrew Cavey as a Director Dr. Andrew Cavey BM BCh, MA, MPH, MRCP (UK) Appointment Following Closing Career summary Dr. Andrew Cavey has served as Chief Executive Officer of ITM since September 2024. Dr. Cavey is a physician and an experienced healthcare executive, with expertise and a successful track record in radiopharmaceutical drug development and commercialization across leading global biopharmaceutical organizations. Before joining ITM, Dr. Cavey was SVP, Head of Global Program Leaders, Hematology, Oncology, Cell Therapy at Bristol Myers Squibb. Over the course of his career, he has also held a number of corporate strategy, commercial and drug development leadership roles at Novartis culminating in his role as Global Program Head, Prostate Cancer, in which he co-led the company’s Radiopharmaceutical Therapy strategy and led teams overseeing the clinical development and regulatory approvals of radiopharmaceuticals in the U.S. and Europe. In his early career, he practiced medicine as a physician in the UK’s NHS, and worked as a humanitarian aid worker for various non-governmental organizations in sub-Saharan Africa and South Asia. Dr. Cavey holds physiological sciences and medical degrees from Oxford University, and a Master’s in Public Health from Harvard University. He gained membership to the UK Royal College of Physicians and is a member of the board of ReBio Pharma. Board recommendation The Directors unanimously recommend that Shareholders vote in favor of item 4(a). NOTICE OF GENERAL MEETING 21

Item 4(b) – Elect Dr. Barbara Weber as a Director Dr. Barbara Weber B.A. Chemistry; M.D. (University of Washington) Appointment Following Closing Career summary Dr. Barbara Weber is a physician, biotechnology executive and director with more than 25 years' experience spanning pharmaceutical research and development, biotechnology leadership and venture capital. She has served on the Supervisory Board of ITM since April 2025. Dr. Weber is the founder and former CEO and Chair of Tango Therapeutics (NASDAQ: TNGX), a clinical-stage precision oncology company, with a lead asset in Phase 3 clinical development. Earlier in her career, Dr. Weber held senior oncology research and translational medicine leadership positions with Novartis (SWX: NOVN) and GlaxoSmithKline (LON:GSK), including serving as Senior Vice President and Global Head of Oncology Translational Medicine at Novartis. Before entering the biopharmaceutical industry, she was Professor of Medicine and Genetics at the University of Pennsylvania, where she led research in cancer genetics. Dr. Weber is an elected member of the American Association of Physicians and the American Society for Clinical Investigation, of which she served as president in 2005. She has also served on the board of directors of both ASCO and AACR. Dr. Weber received her medical degree from the University of Washington, completed her residency in Internal Medicine at Yale University and undertook fellowship training in Medical Oncology at the Dana- Farber Cancer Institute. Dr. Weber currently serves on the board of directors of Parabilis Medicines (NASDAQ:PMBS) and privately-held Sesame Therapeutics. Board recommendation The Directors unanimously recommend that Shareholders vote in favor of item 4(b). NOTICE OF GENERAL MEETING 22

Item 5 – Approve the grant of share rights to the New Non- Executive Directors under the Equity Incentive Plan Background The Board has agreed, subject to Closing and the election of Dr. Cavey and Dr. Weber and obtaining Shareholder approval, to grant Share Rights (SRs) to: • Dr. Andrew Cavey (Item 5(a)); • Dr. Barbara Weber (Item 5(b)); (together, the New NEDs) The grants will be made pursuant to the EIP on the terms and conditions set out in in these Explanatory Notes to Item 5. The Board considers that the proposed one-off grants of SRs to each New NED is appropriate and reasonable remuneration for the New NEDs and encourages and attracts high-caliber professional Non-Executive Directors (NEDs), with the skills, expertise and experience identified by the Board as adding value, to join the Company as Directors. Both of the New NEDs have agreed to join the Board as part of the Transaction. Governance oversight of the global nature of the Company’s structure and operations necessitates the appointment of appropriately qualified specialist overseas directors, and the Board considers it appropriate for the Company’s remuneration structures to reflect global remuneration philosophies. As disclosed in the 2025 Annual Report, Telix partnered with Mercer to undertake market benchmarking of global NED remuneration. The proposed SR grants are consistent with market practice in jurisdictions in which Telix operates. The proposed grants of SRs to the New NEDs are equivalent in value to the one-off share appreciation rights (SARs) granted to Marie McDonald, David Gill, William Jellison and Dr. Maria Rivas following Shareholder approval at the 2026 Annual General Meeting. Accordingly, each incoming NED will receive SRs equal to a value of US$115,000, continuing Telix’s practice of granting one-off equity awards to NED on commencement. The Board has determined to grant SRs rather than SARs. SRs track the Telix share price in both directions, so NEDs share in the downside as well as the upside, to the same extent as Shareholders. Like the SARs, the SRs are not subject to performance conditions. This is consistent with equity granted to NEDs, creating alignment without impacting independence. The SRs will remunerate the New NEDs for their contribution to the Company. The New NED SRs have a 3-year vesting schedule, which is aligned with Shareholder interests. Listing Rule 10.14.1 provides that a listed company must not permit a director of the Company to acquire equity securities under an employee incentive share scheme unless it obtains shareholder approval. Accordingly, Shareholder approval is sought for the issue of SRs to the New NEDs, for the purposes of Listing Rule 10.14 and for all other purposes. If Item 5(a) and Item 5(b) are passed, the Company will be permitted to proceed with the grant of SRs to Dr. Andrew Cavey (or nominee) and to Dr. Barbara Weber (or nominee) and the issue of Shares on the exercise of any vested SRs. If the above items are not passed, Telix will not be able to proceed with the issue of SRs to the applicable New NED(s) and no alternative remuneration will be provided. Further details of the proposed grant of SRs to New Non-Executive Directors Instrument New NEDs will be invited to apply for SRs, which are a form of Rights that may be issued under the EIP as described at section 2 of the EIP (a copy of which is available on the Company’s website and is summarized in Appendix B). SRs have been selected because they create alignment between NEDs and Shareholder experience, without compromising the independence of NEDs. Each SR is an entitlement to receive one fully paid ordinary share in Telix (or one ADS, in the case of ADS-backed SRs), subject to satisfaction of the applicable vesting conditions. No amount is payable by the New NED(s) for the grant of the SRs, and there is no exercise price. Because each SR represents the value of one underlying Share, the value of the SRs will rise and fall with the Telix share price. Unlike SARs, SRs do not provide leverage to share price growth. The SRs are not subject to performance conditions. SRs do not carry dividend or voting rights unless and until they vest and Shares are allocated. The Board retains discretion to settle vested SRs by a cash equivalent payment in lieu of an allocation of Shares. NOTICE OF GENERAL MEETING 23

TELIX PHARMACEUTICALS
NOTICE OF GENERAL MEETING

Vesting conditions

All SRs will vest on the date that is the third year anniversary of the grant date, subject to the continued tenure of the New NED until the end of the vesting period (subject to the cessation of employment provisions outlined below).

Term

Telix intends to grant the SRs shortly after the appointments of the New NEDs to the Board (i.e. after Closing), and in any event, the SRs will be granted within 12 months of the appointments.

Cost of Rights and allocation price

No amount is payable by the New NEDs for the SRs, either in respect of their grant, or their vesting. The SRs have no exercise price. On vesting, each SR will entitle the New NED to one Share (or one ADS, in the case of ADS-backed SRs) for no further consideration.

The number of SRs to be granted to each New NED will be calculated by dividing the dollar value of their grant by the allocation price. The allocation price is the five-day VWAP of Shares traded on ASX (for ASX-backed SRs), or of ADSs traded on Nasdaq (for ADS-backed SRs), for the five trading days up to and including the trading day prior to the grant date.

The Board considers that the allocation price appropriately reflects the fair market value of the Shares or ADSs underlying the SRs, while reducing the impact of short-term share price volatility on the number of SRs granted.

Number of SRs and calculation methodology

The Board has determined that the New NEDs will each be granted a dollar value worth of SRs as outlined below.

Director	Dollar value	Security backing
Dr. Andrew Cavey	A$170,000	ASX-backed share
Dr. Barbara Weber	US$115,000	ADS-backed share

The number of SRs proposed to be granted to each New NED will be calculated by dividing the dollar value of the grant, by the five-day VWAP of Shares traded on ASX (for ASX-backed SRs), or of ADSs traded on Nasdaq (for ADS-backed SRs), for the five trading days up to and including the trading day prior to the grant date.

Examples of number of SRs that may be granted

Outlined below are examples of the number of SRs that would be granted to each of the New NEDs at each of the respective VWAP, underlying share prices and number of SRs granted.

Director	Dollar value	Assumed 5 day VWAP at grant	Assumed SR valuation at grant	Number of SRs to be granted
Dr. Andrew Cavey	A$170,000	A$13.50	A$13.50	12,593
Dr. Barbara Weber	US$115,000	US$9.50	US$9.50	12,105
Dr. Andrew Cavey	A$170,000	A$14.50	A$14.50	11,724
Dr. Barbara Weber	US$115,000	US$10.50	US$10.50	10,952
Dr. Andrew Cavey	A$170,000	A$16.00	A$16.00	10,625
Dr. Barbara Weber	US$115,000	US$11.50	US$11.50	10,000

In summary, at the:

- lowest assumed VWAP and underlying share price (of A$13.50 and US$9.50), a total of 24,698 SRs would be granted; and
- highest assumed VWAP and underlying share price (of A$16.00 and US$11.50), a total of 20,625 SRs would be granted.

however in no circumstances will the dollar value of the grants exceed the amounts specified above.

24

Automatic exercise of vested SRs Subject to applicable law, the EIP Rules and the terms of the relevant Offer, vested SRs will be automatically exercised on the applicable vesting date (Vesting Date)without the New NED being required to submit an Exercise Notice. If the automatic exercise and/or settlement of vested SRs cannot occur on the Vesting Date, due to applicable law, Telix’s Securities Dealing Policy, or other applicable dealing restrictions, the timing and/or manner of exercise or settlement may be adjusted in accordance with the EIP Rules, applicable law and the terms of the relevant Offer. On exercise, each vested SR will entitle the New NED to receive one Share or, in the case of an ADS-backed SR, one ADS, for no further consideration. The Board intends to settle vested SRs by issuing or transferring Shares, or by delivering ADSs, as applicable. The Board retains discretion, subject to the EIP Rules, applicable law and the terms of the relevant Offer, to settle some or all vested SRs by making a cash equivalent payment instead. Any cash equivalent payment will be calculated by multiplying the number of vested SRs settled in cash by the applicable Current Market Price, determined in accordance with the EIP Rules and the terms of the relevant Offer. The Company may issue new Shares or acquire Shares on-market to satisfy the exercise of vested SRs. Shares issued or transferred on exercise of vested SRs will rank equally with existing fully paid ordinary Shares. Shares and ADSs delivered on exercise will be subject to Telix’s Securities Dealing Policy, applicable law and any other applicable dealing restrictions. The detailed exercise, settlement, withholding and dealing restriction arrangements applicable to each New NED will be set out in the relevant Offer, in accordance with the EIP Rules and applicable law in the relevant jurisdictions. Other terms applicable to the SRs This section sets out other key terms applicable to the grant of SRs to the New NEDs. Dealing and disposal restrictions SRs may not be sold, transferred, mortgaged, charged or otherwise dealt with or encumbered, except by force of law. Change of control In the event of a change of control of the Company, the Board may determine that all or a specified number of SRs will vest in accordance with the Company’s EIP Rules. The Board also has discretion to determine the treatment of vested SRs where a change of control occurs. Malus and clawback Under the EIP Rules, the Board has broad powers to determine that unvested or unexercised SRs lapse, any shares allocated on vesting are forfeited, or that cash amounts are to be repaid in certain circumstances (such as dishonesty, fraud, gross misconduct, or breach of duties or obligations to Telix). Corporate actions Under the EIP Rules, the Board may grant additional SRs or make any adjustments to the terms of a SR it considers appropriate to minimize or eliminate any material advantage or disadvantage to a participant resulting from a corporate action such as a return of capital or capital reconstruction. Treatment on retirement as a Director Unvested SRs will generally be forfeited if the New NED retires as a Director prior to the Vesting Date, unless otherwise determined by the Board. The Board has discretion to determine a different treatment, including that some or all of the unvested SRs stay on foot (to vest in the ordinary course) or vest on retirement, subject to Part 2D.2 Division 2 of the Corporations Act (including the restrictions on termination benefits in section 200B). Information provided in accordance with Listing Rule 10.15 The following information is provided in relation to the proposed issue of the SRs in accordance with the requirements of Listing Rule 10.15: NOTICE OF GENERAL MEETING 25

TELIX PHARMACEUTICALS NOTICE OF GENERAL MEETING

- the SRs are proposed to be granted to Dr. Andrew Cavey and Dr. Barbara Weber (or their respective nominees). Neither of the New NEDs is a Director at the time of this Notice. Each New NED has agreed to join the Board on Closing and, as a proposed Director, falls within Listing Rule 10.14.3 at the date of this Notice. The SRs will only be granted after each New NED has been appointed as a Director, at which time they will fall within Listing Rule 10.14.1. Any nominee would fall within Listing Rule 10.14.2;
- the SRs are share rights, each being an entitlement to receive one fully paid ordinary share (or one ADS, in the case of ADS-backed SRs) on vesting. The number of SRs to be granted to each New NED will be calculated by dividing A$170,000 for ASX-backed SRs or US$115,000 for ADS-backed SRs by the 5-day VWAP of Shares, as described under "Cost of Rights and allocation price" above. Worked examples of the number of SRs that may be granted are set out under "Examples of number of SRs that may be granted" above. In any event, the number of SRs granted to each New NED will not exceed a total value of A$170,000 or US$115,000 (as applicable).
- details (including the amount) of the New NEDs' current total remuneration package, being the remuneration that will apply from their appointment as a Director including under Telix's current NED remuneration schedule for Board and committee membership, are set out in the table below[1]:

New Non-Executive Director	NED annual fees in cash	Value of SRs grant	Integration services fee	Total Remuneration Package
Dr. Andrew Cavey	A$234,000	A$170,000	A$870,000[2]	A$1,274,000
Dr. Barbara Weber	US$237,500[3]	US$115,000	—	US$352,500

- Dr. Andrew Cavey has entered into an agreement with Telix and ITM to provide services to assist with the integration of the businesses of Telix and ITM during the 12 month period after Closing. Dr. Andrew Cavey has also agreed not to perform any activity competing with Telix or ITM during that period. Under the agreement Dr. Andrew Cavey will be paid CHF500,000;
- Dr. Andrew Cavey is expected to receive from the Sellers a transaction incentive payment of EUR5,950,000[4] pursuant to a Management Transaction Incentive Program established by the Sellers for the purposes of the Sellers making payments to selected management of ITM in connection with the Transaction. Such payment can be made in cash, Shares or a combination of cash and Shares as determined by the Sellers;
- neither of the proposed New NEDs has been issued equity securities by Telix prior to the date of this Notice;
- the terms of the issue of the SRs are described in the Explanatory Notes to this Item 5 and the key terms of the EIP are set out in Appendix B of this Notice of Meeting;
- the SRs will be granted for nil consideration, and no amount is payable on vesting;
- there is no loan associated with the grant or exercise of the SRs;
- details of any securities issued under the EIP will be published in the Company's annual report relating to the period in which they were issued, along with a statement that approval for the issue was obtained under Listing Rule 10.14;
- any additional persons covered by Listing Rule 10.14 who become entitled to participate in an issue of securities under the EIP after the Resolution is approved and who were not named in this Notice will not participate until approval is obtained under Listing Rule 10.14 unless an exception under Listing Rule 10.16 applies; and

Voting exclusions apply to Items 5(a) and 5(b) and are set out on page 8 of the Notice of Meeting.

The Board considered the above matters, including extensive experience and reputation of the New NEDs, the current market price of Shares, the implied value of the SRs, current market practices for companies listed in Australia and the United States and the quantum and value of prior grants of SARs to NEDs when determining the number and terms of NED SRs to be issued under this Resolution.

Board recommendation

The Directors unanimously recommend that Shareholders vote in favor of Items 5(a) and 5(b).

[1] The New NEDs will be compensated in line with the approved NED remuneration schedule applicable at the time of their appointments, and will be eligible for any subsequent changes to the NED remuneration schedule for Board and committee membership (as determined by the Board).

[2] This amount represents CHF500,000 which is the total fee payable to Dr. Cavey under his agreement to provide integration services converted to A$ at 1 CHF equals approximately A$1.74.

[3] Assumes the fee associated with one committee membership.

[4] Approximately A$9,520,000 converted to A$ at 1 EUR equals approximately A$1.60.

26

Glossary 15% Placement Capacity As described in the Explanatory Notes to Item 1. Adjustments Holdback As described in the Explanatory Notes to Item 1. ADSs American Depositary Shares represent ownership in Telix's stock traded on Nasdaq. Each ADS represents one Share in Telix. ASX ASX Limited or the securities exchange it operates (as the context requires). ASX Waiver The waiver granted by ASX from Listing Rule 7.3.4 as described in the Explanatory Notes to Item 1. Board The Board of Directors of Telix. Buyer Telix Pharmaceuticals Limited ACN 616 620 369. Closely Related Parties A closely related party of a member of the KMP means: (a) a spouse or child of the member; (b) a child of the member's spouse; (c) a dependent of the member or a member's spouse; (d) anyone else who is one of the member's family and may be expected to influence the member, or be influenced by the member, in the member's dealings with the Company; (e) a company the member controls; or (f) a person prescribed by the Corporations Regulations 2001 (Cth). Closing The completion of the Transaction in accordance with the Share Purchase Agreement. Consideration Shares The Upfront Consideration Shares and the Milestone Considerations Shares, collectively. Corporations Act The Corporations Act 2001 (Cth). Director A director of Telix. Equity Incentive Plan / EIP The Equity Incentive Plan of Telix. Explanatory Notes The explanatory notes to the Notice of Meeting. FDA United States Food and Drug Administration. Future Milestone Consideration As described in the Explanatory Notes to Item 1. Future Sales Milestone As described in the Explanatory Notes to Item 1. Future Sales Milestone Consideration Shares Up to 38,006,757 Shares being the maximum number of Shares that may be issued as payment for the achievement of the Future Sales Milestone. General Meeting / Meeting The general meeting of Shareholders, as convened by the Notice of Meeting. Holdback Amounts As described in the Explanatory Notes to Item 1. Indemnity Holdback As described in the Explanatory Notes to Item 1. Investor Presentation The investor presentation released to ASX on September 21, 2026, as updated on October 29, 2026, which is included in Appendix A to this Notice of Meeting. Issue Price US$11.84, being the 30-day VWAP of Shares quoted on ASX for the period ending on September 18, 2026, the last trading day prior to signing the Share Purchase Agreement. ITM ITM Isotope Technologies Munich SE. Key Management Personnel / KMP As defined in the Listing Rules. Listing Rules The Listing Rules of ASX. Maximum Upfront Consideration Shares The maximum number of Upfront Consideration Shares that may be issued by Telix, being 114.2 million Shares, for which Shareholder approval is being sought in Item 1. Milestone Consideration Shares The Future Sales Milestone Consideration Shares and the Regulatory Milestone Consideration Shares Milestone Event Each of the Future Sales Milestone and the Regulatory Milestones. Milestone Payments Payments to the Sellers subject to the achievement of certain regulatory and commercial milestones for ITM-11. Nasdaq Nasdaq Global Select Market. New Non-Executive Director / New NED As described in the Explanatory Notes to Item 5. Non-Executive Director / NED A non-executive director of Telix. Term Meaning NOTICE OF GENERAL MEETING 27

Notice of Meeting This Notice of Meeting convening the Meeting, which includes (as the context requires) the Chair’s Letter, the Explanatory Notes, this Glossary, Appendix A and the proxy form. Regulatory Milestones Regulatory Milestone 1, Regulatory Milestone 2 and Regulatory Milestone 3. Regulatory Milestone Consideration Shares The Regulatory Milestone 1 Consideration Shares, Regulatory Milestone 2 Consideration Shares and Regulatory Milestone 3 Consideration Shares. Regulatory Milestone 1 As described in the Explanatory Notes to Item 1. Regulatory Milestone 1 Consideration Shares 8,445,946 Shares, being the maximum number of Shares to be issued as payment for the achievement of Regulatory Milestone 1. Regulatory Milestone 2 As described in the Explanatory Notes to Item 1. Regulatory Milestone 2 Consideration Shares 8,445,946 Shares, being the maximum number of Shares to be issued as payment for the achievement of Regulatory Milestone 2. Regulatory Milestone 3 As described in the Explanatory Notes to Item 1. Regulatory Milestone 3 Consideration Shares 4,222,973 Shares, being the maximum number of Shares to be issued as payment for the achievement of Regulatory Milestone 3. Resolutions The resolutions contained in the Notice of Meeting. Sellers The shareholders of ITM Isotope Technologies Munich SE party to the Share Purchase Agreement (including via joinders). Share Unless stated otherwise, a fully paid ordinary share in Telix. Shareholder A holder of Telix ordinary shares listed on ASX or Telix American Depositary Shares listed on Nasdaq. Share Purchase Agreement The agreement pursuant to which Telix will acquire 100% of ITM dated September 20, 2026. Special Indemnity Holdback As described in the Explanatory Notes to Item 1. Telix Telix Pharmaceuticals Limited ACN 616 620 369 (and, when the context requires, its wholly- owned direct and indirect subsidiaries). Transaction The acquisition of 100% of the shares in ITM by Telix for total upfront consideration valued at US$1.65 billion on a cash-free/debt-free basis and additional contingent consideration of up to US$700 million upon achievement of future regulatory approvals and commercial sales milestones for ITM-11, pursuant to the Share Purchase Agreement. Upfront Consideration As described in the Explanatory Notes to Item 1. Upfront Consideration Shares The Shares issued as part of the Upfront Consideration. U.S. United States of America. Venue The venue of the Meeting, being The Events Centre, Level 5, Tower 2/727 Collins Street, Melbourne, Victoria 3008 Vesting Date As described in the Explanatory Notes to Item 5. VWAP Volume weighted average price. Term Meaning NOTICE OF GENERAL MEETING 28

Information for Shareholders By hosting a hybrid Meeting, the Company will enable Shareholders to attend in person or online. Details of how to attend and participate online can be found in the Virtual Meeting Online Guide, released to ASX and also accessible at ir.telixpharma.com. Eligibility Shareholders Shareholders will be eligible to vote and ask questions at the Meeting if they are registered holders of ordinary Shares in the Company as at 10:00 a.m. (Melbourne time) on Sunday, November 29, 2026. Shareholders attending the Meeting can register from 9:15 a.m. (Melbourne time) at the Venue. Please bring your proxy form to assist with your registration at the Meeting. If you have any questions in relation to your Shareholding(s), please contact our share registry at +61 1300 554 474 or email telix@cm.mpms.mufg.com. Proxies A Shareholder entitled to be present and vote at the Meeting is entitled to appoint a proxy. A proxy need not be a Shareholder of the Company. The appointment of one or more proxies will not preclude a Shareholder from being present, voting and asking questions. A Shareholder entitled to cast more than one vote on a Resolution may appoint two proxies, in which case the Shareholder should specify the proportion or number of votes that each proxy is appointed to exercise. If no proportions or numbers are specified, each proxy may exercise half of the Shareholder’s votes. Shareholders are encouraged to direct their proxies how to vote on each Resolution by selecting the ‘for’, ‘against’ or ‘abstain’ box for each item on the proxy form. If a proxy chooses to vote, then he/she must vote in accordance with the directions set out in the proxy appointment form. If the Chair of the Meeting is appointed, or taken to be appointed, as a proxy but the appointment does not direct the proxy how to vote on a Resolution, then the Chair of the Meeting intends to exercise the relevant Shareholder’s votes in favor of the relevant Resolution (subject to the other provisions of these notes, including any voting exclusions set out in this Notice of Meeting). In order for the proxy appointment to be valid, completed proxy forms (together with any authority under which the proxy was signed or a certified copy of the authority) must be returned before 10:00 a.m. (Melbourne time) on Sunday, November 29, 2026 in one of the following ways: By mail Telix Pharmaceuticals Limited C/- MUFG Corporate Markets (AU) Limited Locked Bag A14 Sydney South NSW 1235 Australia Online au.investorcentre.mpms.mufg.com By mobile device Using the QR code in the proxy form, or enter the voting link au.investorcentre.mpms.mufg.com into your mobile device By fax +61 2 9287 0309 By hand MUFG Corporate Markets (AU) Limited Parramatta Square Level 22, Tower 6 10 Darcy Street Parramatta NSW 2150 (during business hours - Monday to Friday, 9:00 a.m. – 5:00 p.m.) Attorneys A Shareholder may appoint an attorney to participate in the Meeting, including to vote, on his or her behalf. For an appointment to be effective for the Meeting, the instrument effecting the appointment (or a certified copy of it) must be received by our share registry by no later than 10:00 a.m. (Melbourne time) on Sunday, November 29, 2026. Corporate representatives A body corporate which is a Shareholder, or which has been appointed as a proxy, may appoint an individual to act as its representative at the Meeting in accordance with section 250D of the Corporations Act. If you wish to appoint a body corporate as your proxy, you must specify on the proxy form: • the full name of the body corporate appointed as proxy; and • the full name or title of the individual representative of the body corporate who will be present in person or virtually at the Meeting. NOTICE OF GENERAL MEETING 29

Representatives should provide satisfactory evidence of their appointment including any authority under which that appointment is signed (unless previously given to the Company). If a representative of the corporation is to attend the Meeting virtually the appropriate “Certificate of Appointment of Corporate Representative” must be received at telix@cm.mpms.mufg.com prior to admission in accordance with this Notice of Meeting. A form of the certificate may be obtained from our share registry or online at www.mpms.mufg.com. How to vote Shareholders can vote: • by attending the Meeting and voting in person or by attorney or, in the case of body corporate Shareholders, by corporate representative; • by attending the Meeting and voting via the Virtual Meeting Online Platform, in person or by attorney or, in the case of body corporate Shareholders, by corporate representative; or • by appointing a proxy to attend and vote at the Meeting on their behalf. A proxy does not need to be a Shareholder of the Company. How to ask questions prior to the Meeting Shareholders’ questions are welcome at the Meeting. In the interests of all present, Shareholders are asked to confine questions to matters before the Meeting that are relevant to Shareholders as a whole. Shareholders are strongly encouraged to submit questions before the Meeting so that the Company can consider and address relevant questions as part of the Meeting presentation. Questions can be submitted by Shareholders before the Meeting by logging into your portfolio or holding at au.investorcentre.mpms.mufg.com, select 'Voting' and then ‘Ask a Question’ under the 'Action' column. Submitting questions in advance of the Meeting will facilitate a considered reply of relevant questions, but will not stop any Shareholder, proxy, attorney or corporate representative from asking questions at the Meeting should they wish to do so. Questions for the Company should be received no later than 10:00 a.m. (Melbourne time) on Sunday, November 29, 2026. Telix will respond to as many of the more frequently asked questions as possible at the Meeting. Please note that individual responses will not be sent. How to be present, vote and ask questions virtually (online) Shareholders who would prefer to participate online will have the opportunity to be present and will be able to vote and ask questions electronically in real time via the share registry's online platform. The online platform can be accessed at meetings.openbriefing.com/TLXMeeting2026. To vote or ask a question, Shareholders will need their holder identifier (SRN, HIN or employee identification) and postcode. Proxies will need to enter the proxy number that the share registry will send via email 24 hours before the Meeting. Voting will open at commencement of registration. More information regarding online participation at the Meeting, including how to vote and ask questions through the online platform is available in the Virtual Meeting Online Guide. The Guide is available on Telix’s website and has been lodged with ASX. Poll The Chair of the Meeting intends to call a poll on each of the Resolutions set out in this Notice of Meeting. Technical difficulties In the event that technical issues arise during the course of the Meeting, the Company will have regard to the impact of the technical issues on Shareholders participating and casting direct votes online. The Chair of the Meeting may, in exercising his powers as the Chair of the Meeting, issue any instructions for resolving the issue and may continue the Meeting if it is appropriate to do so. NOTICE OF GENERAL MEETING 30

A radiopharmaceutical powerhouse with enhanced capabilities across the value chain Telix + ITM Telix Pharmaceuticals ASX: TLX | NASDAQ: TLX Updated October 27, 2026 Appendix A: Investor Presentation

2 Disclaimer and forward-looking statements Notices: This presentation should be read together with Telix Pharmaceuticals Limited’s (Telix) risk factors, as disclosed in our most recently filed reports with the Australian Securities Exchange (ASX), U.S. Securities and Exchange Commission (SEC), including our Annual Report on Form 20-F filed with the SEC, or on our website. This presentation is for informational purposes only and does not constitute an offer to sell, or the solicitation of any offer to buy any securities of Telix or ITM Isotope Technologies Munich SE (ITM) in any jurisdiction, including the United States, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The American Depositary Shares to be issued by Telix as consideration in the transaction have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (Securities Act), and are being issued in reliance on exemptions from registration, including Rule 802 under the Securities Act (and Regulation S and/or Regulation D, as applicable). Such securities may not be offered or sold in the United States absent registration under, or an applicable exemption from, the registration requirements of the Securities Act. Forward-looking statements: The information and opinions contained in this presentation are subject to change without notification. To the maximum extent permitted by law, Telix and ITM disclaim any obligation or undertaking to update or revise any information or opinions contained in this presentation, including any forward-looking statements (as referred to below), whether as a result of new information, future developments, a change in expectations or assumptions, or otherwise. No representation or warranty, express or implied, is made in relation to the accuracy or completeness of the information contained or opinions expressed in this presentation. This presentation may contain forward-looking statements, including within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, that relate to anticipated future events, financial performance, plans, strategies or business developments. Forward-looking statements can generally be identified by the use of words such as “may”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “believe”, “outlook”, “forecast” and “guidance”, or the negative of these words or other similar terms or expressions. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Telix or ITM’s actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements are based on Telix’s and, as applicable, ITM’s good-faith assumptions as to the financial, market, regulatory and other risks and considerations that exist and affect Telix or ITM’s respective businesses and operations in the future and there can be no assurance that any of the assumptions will prove to be correct. In the context of Telix and ITM’s respective businesses, forward- looking statements may include, but are not limited to, statements about: the initiation, timing, progress, completion and results of preclinical and clinical trials, and research and development programs; ability to advance product candidates into, enroll and successfully complete, clinical studies, including multi-national clinical trials; the timing or likelihood of regulatory filings and approvals for product candidates, including the planned NDA resubmission for ITM-11 and the planned BLA resubmission for TLX250-Px, manufacturing activities and product marketing activities; sales, marketing and distribution and manufacturing capabilities and strategies; the commercialization of product candidates, if or when they have been approved; the parties’ ability to obtain an adequate supply of raw materials at reasonable costs for products and product candidates; estimates of expenses, future revenues and capital requirements; the parties’ financial performance; developments relating to the parties’ respective competitors and industry; the anticipated impact of U.S. and foreign tariffs and other macroeconomic conditions on the parties’ respective businesses, including as a result of war or other geopolitical conflicts; and the pricing and reimbursement of the parties’ product candidates, if and after they have been approved. Telix or ITM’s actual results, performance or achievements may be materially different from those which may be expressed or implied by such statements, and the differences may be adverse. Accordingly, you should not place undue reliance on these forward-looking statements. This presentation also contains estimates and other statistical data made by independent parties and by Telix and ITM relating to market size and other data about their industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such data and estimates. In addition, projections, assumptions and estimates of the parties’ future performance and the future performance of the markets in which they operate are necessarily subject to a high degree of uncertainty and risk. Use of Non-IFRS Measures. Telix’s results are reported under International Financial Reporting Standards (IFRS). ITM’s results are reported under IFRS as adopted by the European Union. This announcement includes various non-IFRS financial information to reflect underlying performance, which has not been subject to audit or review. These non-IFRS measures include Adjusted EBITDA, which for Telix, represents net earnings attributable to the Telix Group excluding finance costs, income tax expense, depreciation and amortization, remeasurement of provisions, and net gains / losses. As required by SEC rules, Telix has provided reconciliations of its non-IFRS financial measures to the most directly comparable IFRS measures, which for Adjusted EBITDA, is Profit/(loss) before income tax. Telix believes that these non-IFRS measures, which are not considered to be a substitute for or superior to IFRS measures, provide stakeholders with additional useful information on the underlying trends, performance and position of the Telix Group and are consistent with how business performance is measured internally. The non-IFRS measures are not defined by IFRS and therefore may not be directly comparable with other companies’ alternative performance measures. Regulatory: Telix’s first generation PSMA-PET imaging product, gallium-68 (68Ga) gozetotide injection (also known as 68Ga PSMA-11 and marketed under the brand name Illuccix®), has been approved in multiple markets globally. Gozellix® (kit for the preparation of gallium-68 (68Ga) gozetotide injection) has been approved by the U.S. Food and Drug Administration (FDA). Telix’s glioma imaging agent, floretyrosine F 18, marketed under the brand name Pixclara®, is also approved by the FDA. Telix’s osteomyelitis (bone infection) imaging agent, technetium-99m (99mTc) besilesomab (marketed under the brand name Scintimun®) is approved in 32 European countries and Mexico. Telix’s miniaturized surgical gamma probe, SENSEI®, for minimally invasive and robotic-assisted surgery, is registered with the FDA for use in the U.S. and has attained a Conformité Européenne (CE) Mark for use in the EEA. ITM’s Lutetium (177Lu) chloride solution marketed under the brand name EndolucinBeta® has been approved by the European Medicines Agency and is approved in multiple EU member states. Registrations vary country to country. Refer to your local approved label or regulatory authority status for full information. No other Telix drug or device has received marketing authorization in any jurisdiction. ITM’s drug candidate ITM-11 has not received marketing authorization in any jurisdiction. Any other Telix or ITM drug or device that is discussed in this presentation, including Zircaix, is investigational or under development and not approved by any regulatory authority. The efficacy or safety profile of any unapproved drug or device has not been determined by any regulatory authority. In addition, the Zircaix brand name and launch is subject to final regulatory approval. Trademarks: All trademarks and trade names referenced in this presentation are the property of Telix Pharmaceuticals Limited (Telix) or, where applicable, the property of ITM or their respective owners. For convenience, trademarks and trade names may appear without the ® or symbols. Such omissions are not intended to indicate any waiver of rights by Telix, ITM or the respective owners. Trademark registration status may vary from country to country. Telix and ITM do not intend the use or display of any third-party trademarks or trade names to imply any affiliation with, endorsement by, or sponsorship from those third parties. ©2026 Telix Pharmaceuticals Limited and ITM Isotope Technologies Munich SE. All rights reserved.

Contents 1 2 3 4 3 Transaction overview Value creation and synergies ITM manufacturing platform Therapeutic opportunity Key Terms and Financial Statements (updates as of Oct. 27, 2026) Key Risks 5 6

Telix + ITM creates a differentiated and scaled global platform 4 1 Best-in-class radioisotope manufacturing and supply ITM’s commercial-scale production of lutetium-177 (177Lu) secures supply and enhances group EBITDA; ongoing expansion into actinium-225 (225Ac) and, subsequently, terbium-161 (161Tb) has potential to provide further long- term growth 2 Industry’s most advanced therapeutic pipeline Late-stage assets in prostate, brain, neuroendocrine (NET) and renal cancers. Addition of ITM-11 potentially accelerates entry into commercial therapeutic market 3 Scaled commercial precision medicine Market-leading commercial precision medicine business. ITM early-stage pipeline and global footprint provides platform for market expansion Merger creates a differentiated, vertically integrated radiopharmaceutical company with commercial scale, enhanced supply chain and a promising late-stage theranostic pipeline Positioned for long-term leadership in a rapidly growing industry

A strategically compelling transaction with clear value creation

Transaction summary

Transaction Highlights	• Enhances efficiencies as a vertically integrated radiopharmaceutical company • Adds profitable manufacturing business, enhancing supply chain control and strengthening EBITDA[1] • Provides an entry point into commercial therapeutic market upon regulatory approval of ITM-11 • ITM expected to be EBITDA positive from FY 2027 onward

Deal Terms *(further details on slide 25)*

Consideration	• US$1.65B upfront on a cash-free/debt-free basis. After adjustments, ITM Shareholders are expected to be paid approximately US$1.25B in Telix Shares at US$11.84[2] per share, released as Nasdaq ADRs after escrow period
Milestones	• Up to US$700M of deferred consideration contingent on ITM-11 regulatory approvals through FY 2031 and FY 2030 ITM-11 net sales target, fundable in cash or Telix Shares at Telix's election[3]
Structure	• Telix to acquire all outstanding issued equity securities of ITM, with ITM Shareholders to own 23.7% of Telix's Shares on issue at close, subject to escrow restrictions of up to 15 months[4]
Expected closing	• Closing expected by end of FY 2026, subject to Telix Shareholder approval, with a Shareholder vote expected to be held in November 2026, and other closing conditions

Telix

1. Earnings before interest, tax, depreciation and amortization.
2. Share price as converted from A$16.65, based on 30-day trailing volume weighted average price (VWAP) from signing. Exact number of Telix Shares subject to closing adjustments for cash, expenses, NWC and debt.
3. Telix will seek Shareholder approval for the future issue of milestone Shares based on Telix's share price at signing; Share settlement is based on 30-day VWAP price at time of milestone achievement.
4. Further detail of the escrow arrangements is included on slide 26.

5

ITM has built a leading position of innovation in the radiopharmaceutical market Differentiated radioisotope manufacturing platform • World's largest supplier of 177Lu, underpinned by long-term contracts including Novartis since 2018 • Expanding into 225Ac via joint venture Actineer, with 161Tb planned • Integrated across the full value chain, from raw materials and irradiation to quality control release and logistics • Distribution reach spanning 65 countries and >400 destinations weekly US$273M revenue (2025 audited) | 2x GMP4 manufacturing sites | ~ 850 employees 6 Robust radiopharmaceutical pipeline • ITM-11 is a novel therapeutic that has completed Phase 3 for initial indication of Grade 1-Grade 2 GEP-NETs1 • Phase 3 COMPOSE trial2 for Grade 2-Grade 3 GEP-NETs, completed enrollment • Phase 3 LEVEL trial3 for lung NETs, ~90% enrolled • Pipeline includes novel targets and isotopes, and is complementary to Telix’s pipeline 1. Gastroenteropancreatic neuroendocrine tumors. 2. ClinicalTrials.gov ID: NCT04919226. 3. ClinicalTrials.gov ID: NCT05918302. 4. Good Manufacturing Practice.

ITM’s proven growth platform is well positioned to capture expanding radioisotope demand Historical ITM revenue growth1 Demand for radioisotopes is forecast to grow $70 M $273 M $- $50 $100 $150 $200 $250 $300 2021 2025 177Lu total market (US$B)2 Growth to $2.1B risk adjusted by 2035 Strong track record of revenue growth at ~40% CAGR from 2021–2025 Radioisotope markets forecast to compound at ~30% p.a. through 20352 225Ac total market (US$B)2 Growth to $1.4B risk adjusted by 2035 7 US$M 177Lu: Industry snapshot Two commercial-stage therapies, and an additional 41 assets in development3 225Ac: Industry snapshot Second most used isotope in trials behind 177Lu, with 34 assets in development3 1. Revenue figures from ITM audited financial statements; Values converted using an EUR / USD spot rate of 1.14. 2. Advancy research & analysis, Commercial Vendor Due Diligence | February 2026. 3. William Blair Equity Research 2026. $0.5 B $2.1 B $0.0 $0.5 $1.0 $1.5 $2.0 $2.5 2025 2035 $0.1 B $1.4 B 2025 2035 45% CAGR 23% CAGR 40% CAGR US$B

Transaction reinforces Telix’s growth strategy High value therapeutics pipeline Vertically integrated manufacturing / supply chain Specialist commercial organization R&D platform for new molecular entities Precision Medicine portfolio Accelerates entry into established NET market Enhanced development capabilities Novel product and life-cycle management opportunities Adds commercial depth and expertise Value creation from therapeutic radioisotopes leadership ✓ ✓✓ ✓✓ The combination of Telix + ITM enhances our ability to compete 8

9 ITM’s differentiated radioisotope manufacturing platform

Reliable and proven model for scaled radioisotope production

Producing ^{177}Lu at commercial scale with best-in-class end-to-end capabilities

Specialist **infrastructure and logistics** address short half-life constraints in >65 countries

Specialist **commercial** and **customer-service** teams

In-house and partner GMP manufacturing sites provide capacity to meet **global demand**


Distribution & Logistics
Secure Raw Material Supply
Superior Irradiation Capacity
Proprietary Production Processes
Scaled GMP Production
Commercial & Sales
n.c.a.[1]
^{177}Lu

Very large stockpile of non-restricted ytterbium-176 (^{176}Yb) starting material, with exclusive supply agreements

Unrivaled irradiation flexibility exclusive 24/7/365 Isogen agreement, leveraging Bruce Power reactors

Proprietary production methods, including high-purity n.c.a. ^{177}Lu and recycling for cost-efficiency

ITM is uniquely positioned in a highly regulated and growing market

1. Non carrier added.

10

ITM's experience in ^{177}Lu creates a platform for next generation radioisotopes itm
PASSION FOR PRECISION

+

Telix

^{177}Lu
Lutetium (n.c.a.)
World-leading GMP supply

Commercially scaled, validated global supply and distribution network for ^{177}Lu

- By revenue, the largest supplier of commercial and clinical ^{177}Lu globally
- Primary external supplier of ^{177}Lu for Pluvicto[1]
- Key supplier to other customers under long-term contracts
- Secures supply for ITM-11 and Telix's late-stage assets (TLX591-Tx, TLX597-Tx, TLX250-Tx)

^{225}Ac
Actinium
Next-generation radioisotope

Positioned to be one of the first commercial suppliers of GMP-grade ^{225}Ac, the most clinically advanced alpha-emitting radioisotope

- Exclusive, long-term access to radium-226 (^{226}Ra) precursor material[2]
- Actineer joint venture for scalable manufacturing and purification

^{161}Tb
Terbium
Future growth opportunity

Leveraging proven manufacturing to produce next-generation radioisotope, ^{161}Tb

- Pre-clinical data and industry programs highlight interest in ^{161}Tb as a next-generation radioisotope for prostate cancer and other indications

^{68}Ga	^{89}Zr	^{18}F	^{211}At	^{153}Sm	^{212}Pb
Gallium-68	Zirconium-89	Fluorine-18	Astatine-211	Samarium-153	Lead-212

Combined supply chain covers a wide range of therapeutic and diagnostic radioisotopes

Telix

1. ITM supplies ^{177}Lu for Pluvicto, and other commercially available ^{177}Lu–based radioligand therapies (RLTs).
2. Via agreement with Canadian Nuclear Laboratories (CNL).

11

Global network enables just-in-time delivery at commercial scale

Opens new market opportunities for Telix's products



3x manufacturing sites & 2x cyclotrons in BE
itm
Global HQ & 2x manufacturing sites in DE
ARTMS
TMS Sacramento
RLS Radiopharmacies
Network covering >85% of the U.S. market
itm JV
Canadian Nuclear Laboratories
itm US HQ
US HQ
IsoTherapeutics
JV
R2PHARMA
TMS Yokohama Cyclotron facility
Global HQ & TMS North Melbourne
Telix planned cyclotron installation at RLS locations

itm
PASSION FOR PRECISION

>99%
Order fulfillment rate (2025A)

Just-in-time delivery:
24-48hr within EU/US and 72hr across 65 countries worldwide

>400[1]
Destinations supplied weekly

Partnered reactor network spanning Europe, Africa, North America, and Australia

Exclusive, long-standing distributor partnerships in key markets

Telix

1. Includes direct customer sites, customer sites managed by distributors and B2B customer sites. >1,000 end-market customer sites reached.

12

Therapeutic opportunity Artist’s impression showing SSTR receptors on the surface of GEP-NETs and SSTR+ tumors: Source ITM.

Complementary therapeutic franchise with multiple pathways for growth

■ Therapeutic ■ Diagnostic

Late-Stage Therapeutics (ITM-11)

Program	Target	Indication	Isotope	Preclinical	Phase 1	Phase 2	Phase 3	Filed	Clinical PoC
ITM-11	SSTR (agonist)	GEP-NETs (G1/G2)	^{177}Lu	COMPETE[1] *FDA Fast Track granted (October 2022)*					✓
		GEP-NETs (G2/G3)	^{177}Lu	COMPOSE[2]					✓
		Lung NET	^{177}Lu	LEVEL[3] (IIT)					✓
		SSTR+ tumors (pediatric)	^{177}Lu	KinLET[4]					✓

Strong clinical data supporting potential for multiple indications

Complementary Early-Stage Pipeline

Program	Target	Indication	Isotope	Preclinical	Phase 1	Phase 2	Phase 3	Filed	Clinical PoC
ITM-31	CAXII	Glioblas-toma	^{177}Lu	IIT					✓
ITM-63	SSTR antagonist	SSTR+ tumors	^{161}Tb	IIT					✓
ITM-64			^{68}Ga	(Diagnostic)					✓

ITM-63 and ITM-64: **Theranostic pair**

Select early-stage assets to be prioritized under combined Telix + ITM ownership

Abbreviations: SSTR: Somatostatin Receptor; CAXII: Carbonic Anhydrase XII, IIT: Investigator Initiated Trial

1. ClinicalTrials.gov ID: NCT03049189.
2. ClinicalTrials.gov ID: NCT04919226.
3. ClinicalTrials.gov ID: NCT05918302.
4. ClinicalTrials.gov ID: NCT06441331.

Telix

14

ITM-11 is a novel, next-generation therapeutic candidate

Targets a significant commercial opportunity in GEP-NETs

- **ITM-11 is a novel SSTR-targeted radiopharmaceutical** incorporating edotreotide and n.c.a. ^{177}Lu for the treatment of GEP-NETs
- **Positive** Phase 3 data in the Grade 1-2 setting (COMPETE), demonstrating PFS and ORR benefit head-to-head vs. everolimus
- **COMPETE is the first and only Phase 3 trial head-to-head against everolimus**, and included harder-to-treat pancreatic NET patients as well as first-line patients
- **Flexibility to use a monotherapy** or in combination with an SSA (somatostatin analog)
- **Ongoing Phase 3 trial (COMPOSE) could expand ITM-11 into first- or second-line treatment of** aggressive Grade 2-3 SSTR-positive GEP-NETs
- Commercially validated category with **global annual sales** of US$800M for approved SSTR-targeted radioligand therapies[1]



U.S. addressable market[2]
US$1.7B
Drug Treated GI & Pancreatic NETs[2]
~25,400 patients
Unresectable (65%)[4] &
SSTR-positive (90%)[5]
Grade 1[5]
~5,000
Grade 2[5]
~7,600
Grade 3[5]
~1,100
COMPETE Phase 3 trial
(completed)
COMPOSE Phase 3 trial
(enrollment completed)

1. Dollar ($) value is management estimate based on $210k per patient, in line with current RLT treatment pricing in the U.S.
2. Drug treated Advanced & Metastatic Neuroendocrine-Tumors incidence, net sales of current approved products, Datamonitor patient-based forecast.
3. Fitzgerald PA. Gastroenteropancreatic Neuroendocrine Tumors (GEP-NETs) & Carcinoid Tumors, Current Medical Diagnosis & Treatment 2025.
4. Lawrence et al., The Epidemiology of Gastroenteropancreatic Neuroendocrine Tumors, Endocrinol Metab Clin North Am 40 (2011).
5. Maratta et al., A Comprehensive Analysis in the Era of Somatostatin Receptor PET Imaging, Cancers 17, 1937 (2025), doi:10.3390/cancers17121937.

Telix

15

COMPETE Phase 3 trial met its primary endpoint of progression-free survival (PFS)

Statistically significant improvement in median PFS for ITM-11: 23.9 versus 14.1 months for everolimus

- **309 G1-G2 patients across GI and pancreatic NETs**, first and second line, high proportion of Grade 2
- **Hazard ratio (stratified),** ITM-11 / everolimus 0.673, 95% CI [0.477, 0.948]
- **Safety data** demonstrated a lower incidence of Grade 3/4 treatment-related adverse events in patients receiving ITM-11 compared to everolimus (18% vs. 40%)
- COMPETE is the first Phase 3, head-to-head PRRT[3] vs. standard-of-care evidence in GEP-NETs[4] (The Lancet, July 2026)


Probability of Progression-Free Survival
Months
1.0
0.9
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0.0
0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 31 32 33

	ITM-11	Everolimus
N	207	102
Event *(%)*	101 *(48.8%)*	51 *(50.0%)*
Median (95% CI)	23.918 (18.727, 30.029)	14.094 (9.166, 20.928)
Unstratified Log-rank P-value[1]	0.0178	
Unstratified HR[2]	0.664 (0.472, 0.934)	
Stratified Log-rank P-value[1]	0.0223	
Stratified HR[2]	0.673 (0.477, 0.948)	

Progression Free Survival Kaplan-Meier plot documented central review data
Full Analysis Set

Telix

1. Derived from a two-sided test between the two groups.
2. Hazard ratio is expressed as ITM-11 / everolimus and estimated from the corresponding Cox model; Stratification factors are: 1) primary tumor origin GE-NETs and P-NETs, 2) prior medical therapy (1st line vs. 2nd line); data was presented at the 2025 ENETS Conference, March 2025.
3. Peptide Receptor Radionuclide Therapy.
4. Walter, T, et al. The Lancet, July 2, 2026.

16

ITM-11 U.S. regulatory status CRL received on August 7, 2026 is limited to CMC and third-party facility items and no clinical or nonclinical deficiencies were identified CRL scope FDA cited Chemistry, Manufacturing and Controls (CMC) and third-party commercial facility inspection- related items Clinical package No clinical safety or efficacy issues were identified, and no additional clinical or nonclinical data were requested Remediation ITM is reviewing the feedback and coordinating with relevant external parties to address the cited items Resubmission ITM intends to resubmit the NDA to complete FDA review; timing remains subject to remediation and agency interaction. Resubmission or Telix/ITM agreement on path-forward is a closing condition US$250M in milestones dependent on ITM-11 regulatory approvals1 17 1. For further details on milestones refer to slide 25.

ITM-11 Phase 3 expansion programs create meaningful upside

Ongoing ITM-11 clinical trials

COMPOSE[1] Phase 3

Aggressive G2/G3 SSTR+ GEP-NETs

- Phase 3 trial supporting indication expansion into G2/G3 GEP-NETs
- 1st or 2nd line of treatment
- Enrollment completed in Q1 2025 (N = 250)
- Comparator arm: Standard therapy with CAPTEM or everolimus or FOLFOX
- Primary endpoint: PFS

Next catalyst: Second interim analysis expected (H1 2027)

Milestone payment: US$100M upon FDA approval[3] for G2-G3 GEP-NETs indication

LEVEL[2] Phase 3

Advanced SSTR+ Lung and Thymic NETs

- Phase 3, investigator-initiated trial
- Supports indication expansion into NETs of the lung or thymus origin
  - Lung NETs account for approximately 20%–30% of all NETs, treatment options are limited
- Target enrollment 170 patients (~90% enrolled)
- 6 cycles of ITM-11
- Comparator arm: everolimus
- Primary endpoint: PFS

Next catalyst: Interim analysis expected (H2 2027)

Milestone payment: US$50M upon FDA approval[3] for lung NETs indication

Telix

1. ClinicalTrials.gov ID: NCT04919226.
2. ClinicalTrials.gov ID: NCT05918302.
3. Milestone payments in cash or ADRs at Telix's election, subject to Shareholder approval. Further detail on slide 25.

18

19 Value creation and synergies

$517 $804 >$1.0B3 $198 $273 ~$3002 $715 $1,077 ~$1,300 2024A 2025A 2026E Telix ITM Combination enhances commercial scale with strong growth and diverse business mix 20 61% 14% 25% Product revenue TMS third-party revenue Isotopes Telix + ITM revenue by division1 (1) US$M ITM is expected to positively contribute to Group EBITDA from 2027 onward Pro forma Telix + ITM revenue & other income1 % H1 2026A 1. ITM and Telix historical revenue and other income from audited financial statements. ITM revenue translated at an EUR / USD spot rate of 1.14, 2026 estimate. 2. Unaudited ITM H1 2026 revenue annualized. 3. Telix 2026 revenue guidance (upper end US$970M plus US$40M reported other income).

Attractive financial profile with revenue growth and positive EBITDA

ITM strong revenue growth outlook

US$156M H1 2026 revenue[1]

Driven by radioisotope manufacturing
Gross margin (>40%)

Manufacturing growth

ITM manufacturing revenue expected to deliver double-digit growth

Therapeutic revenue

If approved by FDA, ITM-11 expected to add high-margin commercial therapeutic revenues

ITM enhances our EBITDA

Enhancing EBITDA

ITM manufacturing division expected to generate FY 2026 annualized EBITDA of US$106M[2]

Continued revenue growth, cost savings and targeted synergies expected to positively contribute to Group EBITDA from FY 2027

Cost savings and synergies[3]

ITM cost saving program underway to reduce operating costs to FY 2025 levels. Telix targeted synergies expected to reduce costs by a further US$50M in first two years

Combined entity has a robust balance sheet

Pro forma cash US$325M[1]

As of June 30, 2026

Combined pro forma market capitalization of US$5.3B based on deal size

The combined group market cap provides flexibility and agility to manage the capital needs of the combined group

Telix

1. Unaudited. ITM figures translated at an EUR / USD spot rate of 1.14.
2. Unaudited ITM H1 2026 Manufacturing EBITDA annualized.
3. Excludes one-off integration costs.

21

Multiple levers to accelerate growth, improve efficiency and enhance value Telix expects to deliver US$50M targeted synergies in first two years in addition to ITM cost savings 22 • Enhanced vertical integration, supply chain control and an expanded global footprint • Manufacturing becomes a profit driver while supply chain security supports future growth in therapeutics • ITM-11 provides potential near-term pathway to commercial therapeutics, with acceleration of indication expansion through Telix’s development platform • Additional pipeline optimization and life-cycle management opportunities across early-stage assets • Combine complementary radiochemistry, clinical and regulatory capabilities to improve development speed and execution • Unite highly specialized scientific, manufacturing, and commercial teams within a global talent pool • Consolidate overlapping functions, systems and procurement to simplify operations and improve efficiency Supply chain Pipeline R&D productivity Talent Corporate efficiencies

Telix + ITM creates a differentiated and scaled global platform Scaled commercial precision medicine Industry’s most advanced therapeutic pipeline Best-in-class radioisotope manufacturing and supply • Potential near-term revenue contribution from ITM-11 with further upside from indication expansion • Expansion into commercially validated NET market • Synergies expected from disciplined capital allocation and optimizing in-house R&D capabilities • Commercially scaled high growth business • Near-term revenue diversification and growth potential through new products and label expansion • ITM’s complementary pipeline adds attractive lifecycle management opportunities • Global radioisotope demand for commercial and clinical use is increasing • ITM’s high growth, high- margin radioisotope manufacturing enhances cash generation • End-to-end integration of critical global supply chain derisks supply for future commercial products 23 Three complementary growth engines under one platform

Key terms and financial statements

Transaction summary 1. Share price as converted from A$16.65 and based on 30-day trailing VWAP from last full trading day on ASX prior to signing, and AUD/USD exchange rate of 0.71. 2. Subject to closing adjustments. Sellers may allocate and sell some of the Telix Shares deducted from closing consideration to settle a portion of these transaction expenses. 3. Telix will seek Shareholder approval for the issue of Shares for the milestone payments. 25 Transaction Overview Telix to acquire 100% of ITM Isotope Technologies Munich SE for US$1.65B (“Upfront Consideration”) on a cash-free/ debt-free basis. Up to a further US$700M dependent upon achievement of future regulatory milestones and sales targets (“Future Consideration”) Future Milestone Consideration • Telix to pay up to US$250M upon FDA approval of ITM-11 therapeutic product across different indications: • US$100M upon FDA approval for G1-G2 GEP-NETs indication by end of FY 2027 (Milestone #1) • US$100M upon FDA approval for G2-G3 GEP-NETs indication by end of FY 2030 (Milestone #2) • US$50M upon FDA approval for lung NETs indication by end of FY 2031 (Milestone #3) • Telix to pay up to US$450M based on ITM-11 net global sales in FY 2030 (Net Global Sales Milestone Payment) • Calculated as 3.0x ITM-11 global net sales in excess of US$150M (up to Milestone cap) • Future consideration payable in cash or Telix Shares at Telix’s election3 Upfront Consideration • Telix to pay US$1.65B upfront on a cash-free/debt-free basis, expected as follows: • US$1.25B paid in Telix Shares at US$11.841 per share, released as Nasdaq ADRs after the escrow period • US$302M assumed net debt2 • US$96M management equity rollover and transaction expenses payable by the sellers2 • ITM Shareholders to own 23.7% of Telix shares on issue at close

Transaction summary (cont’d) 1. The transaction will not proceed if this Shareholder approval is not obtained. Failure to obtain this Shareholder approval may require Telix to pay a US$5M Shareholder vote failure fee. 2. Telix will be required to make Milestone Payments in cash if Shareholder approval is not obtained for these proposals. 26 Closing and Extraordinary General Meeting • Transaction expected to close by end of 2026, subject to Telix Shareholder approval, regulatory approvals and customary closing conditions • Telix to convene an Extraordinary General Meeting (EGM) in November 2026 to seek Telix Shareholder approval of: • The share issue comprising the Upfront Consideration1 • Maximum share issues for each of the Milestone Payments2 • The appointment of Dr. Andrew Cavey and Dr. Barbara Weber to the Telix Board of Directors (3-year term, effective from closing) Escrow • Shares issued in relation to Upfront Consideration are subject to staggered escrow (lockup): • Founders and key executives: earlier of 3 months after Milestone #1 and 15 months after closing; • All other ITM Shareholders: earlier of Milestone #1 and 12 months after closing Governance and Board Representation • Identified key employees to sign employment and retention agreements before closing • One (1) director from ITM, along with ITM’s current CEO, will join the Telix Board of Directors upon closing, subject to Telix Shareholder approval

Updated

Summary pro forma financial information (unaudited)

Financial performance for the year ended December 31, 2025 and half year ended June 30, 2026

US$M	December 31, 2025 Full Year				June 30, 2026 6 months			
	Telix	ITM[1]	Transaction adjustments	Combined	Telix	ITM[2]	Transaction adjustments	Combined
Revenue	**804**	270	-	1,074	**477**	160	-	637
Gross profit	**426**	116	-	542	**260**	67	-	327
Research and development	(171)	(82)	-	(253)	(124)	(38)	-	(162)
Operating expenses	(237)	(90)	(18) [3]	(345)	(136)	(73)	19 [4]	(190)
Other items	12	(3)	-	9	46	(2)	-	44
Operating profit / (loss)	**30**	**(59)**	**(18)**	**(47)**	**46**	**(46)**	**19**	**19**
Net finance costs	(35)	1	-	(34)	(17)	-	(19)	(36)
Share of loss of equity accounted investees	-	(7)	-	(7)	-	(2)	-	(2)
Profit / (loss) before taxation	**(5)**	**(65)**	**(18)**	**(88)**	**29**	**(48)**	**-**	**(19)**
Adjusted EBITDA	**39**	**(45)**	**-**	**(6)**	**52**	**(36)**	**19**	**35**
Of which:								
Precision Medicine	216	-	-	216	132	-	-	132
Therapeutics	(98)	(102)	-	(200)	(32)	(59)	-	(91)
Manufacturing	(22)	77	-	55	(23)	53	-	30
Other	(57)	(20)	-	(77)	(25)	(30)	19	(36)

1. ITM figures translated at an EUR / USD average rate of 1.13.
2. ITM figures translated at an EUR / USD average rate of 1.17.
3. Transaction costs incurred by Telix in H2 2026 related to the Merger.
4. Reclassification of one-off costs associated with loan reassignment incurred by ITM to Finance Costs

Telix

27

US$M Telix ITM1 Transaction adjustments Combined Cash 252 73 - 325 Trade and other receivables 164 40 - 204 Inventories 39 185 - 224 Other current assets 33 22 - 55 Total current assets 488 320 - 808 Intangible assets 585 46 1,955 2,586 Property, plant, equipment 72 180 - 252 Right of use assets 57 56 - 113 Other non-current assets 160 12 - 172 Total non-current assets 874 294 1,955 3,123 Trade and other payables 169 61 18 248 Current taxes payable 34 - - 34 Derivative liabilities - 43 - 43 Other current liabilities 39 20 - 59 Total current liabilities 242 124 18 384 Borrowings 505 157 - 662 Lease liabilities 60 57 - 117 Deferred tax liabilities 43 - - 43 Other non-current liabilities 24 15 700 739 Total non-current liabilities 632 229 700 1,561 Net assets 488 261 1,237 1,986 28 1. ITM figures translated at an EUR / USD closing rate of 1.14. 2. Preliminary purchase price adjustments allocated to Intangible Assets ($1,955M) and Contingent Consideration ($700M), and transaction costs incurred by Telix ($18M) Summary pro forma financial information (unaudited) Financial position at June 30, 2026 Updated

Key risks

Key risks Transaction may not be completed or may be delayed, which could result in additional costs or adversely impact Telix's financial performance and profitability • Completion of the proposed acquisition of ITM by Telix (the Transaction) is conditional on certain matters taking place, some of which are beyond Telix's control. There is a risk that the Transaction will not be completed, including if it is terminated prior to completion pursuant to the terms of the SPA, e.g., for failure to satisfy one or more closing conditions (such as not obtaining required regulatory approvals), a breach of continuing obligations under the Share Purchase Agreement (SPA) by either party, or if either party experiences a Material Adverse Event (MAE, as defined in the SPA). • Approval by Telix Shareholders for the issue of shares for the Upfront Consideration is a condition to completion. If Telix Shareholder approval is not obtained for that matter, a Shareholder vote failure fee of US$5M would be payable by Telix to ITM, in addition to other significant Transaction costs in relation to service providers and other parties that Telix will have incurred. • Other conditions to Telix’s obligation to close include satisfactory rollover of ITM’s funded debt, FDA re-submission of ITM-11 (or satisfactory path to re-submission as determined by Telix), performance of ITM pre-closing operational covenants, continuing accuracy of ITM’s representations to Telix, and the absence of a MAE affecting ITM. There is no assurance that these conditions will be met by the stated End Date (December 31, 2026) which can only be extended for three months for regulatory delays. • If completion of the Transaction is delayed, Telix may incur additional costs and it may take longer than anticipated for Telix to realize the benefits of the Transaction, including the targeted synergies described in this presentation. Any failure to complete, or delay in completing, the Transaction may adversely impact Telix's financial performance and profitability. 30 This section includes some of the key risks associated with the proposed acquisition by Telix of ITM. Individually, or in combination, these risks may affect the future operating and financial performance of Telix, its investment returns and the value of an investment in shares in Telix. The risks included in this section are not exhaustive of the risks associated with an investment in Telix, either now or in the future, and this information should be considered in conjunction with all other information in the presentation. Further, Telix continues to be, and the combined Telix and ITM group will be, subject to the risks to Telix’s existing business and operations disclosed in Telix’s most recently filed reports with the ASX, the SEC, and Telix’s website, including in Telix’s Annual Report on Form 20-F and Telix’s 2026 Interim Report. Additional risks and uncertainties that Telix is unaware of, or that it currently considers to be immaterial, may also become important factors that may adversely affect Telix’s operating and financial performance. Before investing in Telix or continuing to hold an investment in Telix you should consider whether that investment is suitable for you having regard to publicly available information (including this presentation), your personal circumstances and following consultation with financial or other professional advisers. No recommendation is being made with respect to the securities of any company in any jurisdiction, including the United States. Please see the notices and forward-looking statements disclaimer on page 2 of this presentation for further details and other important considerations.

Key risks (cont'd) Telix's due diligence of the Transaction has relied substantially on information provided by ITM, which may prove to be incomplete, inaccurate or misleading. As a result, there is a risk that not all material issues have been identified • Telix has undertaken a due diligence process in respect of the Transaction, which substantially relied on the review of financial (including unaudited and other financial information), technical, operational, production, legal, IP, and other information provided by ITM, its management and its current owners. • Despite making reasonable efforts, Telix has not been able to verify the accuracy, reliability or completeness of all the information which was provided to it or to which it has had access. If any of the information relied upon by Telix in its due diligence process and its preparation of this presentation proves to be incomplete, inaccurate or misleading (for example, as a result of historical accounting errors or incorrect application of accounting standards), there is a risk that the actual financial and operating position and performance of ITM and the combined group may be materially different to those reflected in this presentation. • There is a risk that the due diligence conducted has not identified all material issues and risks, and that issues identified as not material are actually material. Unforeseen issues and risks may arise which could adversely affect the operations, financial performance, reputation or position of the combined group. Telix has attempted to mitigate risks through indemnity structures, purchase price holdbacks, contingent payments, and transaction insurance, however, these efforts may prove inadequate. • The information reviewed by Telix included forward-looking information. While Telix has been able to review some of the foundations for that information, forward-looking information is inherently unreliable and based on assumptions that may change in the future. 31 Inaccurate analysis of the Transaction by Telix may result in lower than expected profitability, earnings or targeted synergies for the combined group • Telix has undertaken financial, tax, business and other analyses of ITM in order to determine its attractiveness and whether to pursue the Transaction. It is possible that such analyses, and the best estimate assumptions made by Telix, has resulted in conclusions and forecasts that are inaccurate or which will not be realized in due course. These analyses include sales and market growth estimates for ITM’s isotope business and the radioisotope sector generally, costs and availability of key materials, regulatory pathway and commercial opportunity for ITM-11, competition in the sectors that ITM operates, and other similar areas. • To the extent that the actual results achieved by ITM as part of the combined group differ from those forecast by Telix's analyses, there is a risk that the profitability and future earnings of the combined group, or the targeted synergies, may be materially lower than reflected in this presentation.

Key risks (cont'd) Recourse to sellers and under the Representations and Warranties (R&W) insurance policy may be limited or unavailable • The ability of Telix to achieve its stated objectives will depend on the performance by the parties of their obligations under the agreements for, and related to, the Transaction. If any party defaults, it may be necessary for Telix to approach a court to seek a legal remedy, which can be expensive and time consuming. • Telix has taken out R&W insurance in respect of certain claims it may make under the SPA. The policy may not respond on all matters and is subject to a maximum liability cap along with time and other limitations, as well as express carve-outs for certain matters. There is a risk the policy may not respond, the insurer may deny the claim, or funds may not be available to meet the claim in its entirety. There can also be no guarantee as to the ongoing financial capacity of the Shareholders of ITM. Any inability to recover amounts claimed could materially adversely affect the combined group's financial position and performance. The expected synergies of the Transaction may not be realized on the anticipated timeline, or at all, and a failure to fully integrate ITM's business or a delay in the integration process could adversely affect the combined group's financial results and performance • The integration of ITM carries risk, including potential delays or additional costs in implementing necessary changes, and difficulties in integrating various operations and systems. The success of the Transaction, and the ability to realize the expected synergy benefits, will be dependent on the effective and timely integration of the ITM business alongside Telix's business following completion. • The synergy benefits remain Telix's estimate, and there is a risk that actual synergies may be less than expected or delayed, may not materialize at all, may cost more to achieve than originally expected, or that dis-synergies may arise. These risks include, among others, unforeseen costs relating to key employee retention and overall workforce integration, IT and infrastructure consolidation, pipeline optimization, and other similar initiatives. • A failure to fully integrate the operations of ITM, or a delay in the integration process, could impose unexpected costs that may adversely affect the financial performance and position of the combined group. 32 The combined group will be exposed to ITM's historical liabilities, for which insurance or other recourse may not be adequate or available • Following completion, Telix will become directly or indirectly liable for any liabilities that ITM has incurred in the past, including liabilities not identified during due diligence or which are greater than expected, for which insurance may not be adequate or available, and for which Telix may not have post-completion recourse under the SPA or the R&W insurance. These could include liabilities relating to litigation or other proceedings, security breaches or cyber attacks, failure by ITM to hold required regulatory approvals, authorizations or licenses, regulatory actions, health and safety claims, warranty or performance claims, historical tax liabilities, IP infringement, and other liabilities. • Such liabilities and related historical activities of ITM may adversely affect the financial performance or position of the combined group and may also adversely affect Telix's reputation.

Key risks (cont'd) Loss of key personnel • Retention of key ITM personnel is a risk associated with the combined group's business performance. Certain management personnel of ITM have been identified by Telix as critical to the ongoing performance of the combined group, including due to their extensive industry experience and knowledge of ITM's business. • Failure to retain some or all of these individuals may materially adversely impact the combined group's operational and financial performance, the achievement of its growth strategy and integration plan, or result in the loss of important relationships with customers and suppliers. Transaction accounting may give rise to differences in financial information disclosed • Telix is required to undertake an assessment of the fair value of the tangible and intangible assets acquired as well as the actual and contingent liabilities of ITM at the date of the Transaction. Accounting Standards provide for up to twelve months from completion for this assessment to be finalized. • The outcome of this assessment could give rise to different values being applied than those used in the pro forma financial information contained in this presentation, and could impact the values of assets and liabilities reported in the consolidated financial position. There may also be differences in cost of goods sold, depreciation and amortization charges which may impact reported profit before tax and net profit after tax. Dilution of Telix shareholding • Subject to Telix Shareholder approval of the Upfront Consideration, the Transaction will be funded through the issue of new Telix shares to the ITM Shareholders. Existing Telix Shareholders will have their percentage shareholding (and therefore effective voting entitlement) diluted as a result of completion. • The Transaction provides for future payment of consideration to ITM’s Shareholders upon achievement of Regulatory Milestones and a Net Global Sales Milestone in relation to ITM-11. These payments may be made at Telix's election in cash or, subject to Telix Shareholder approval, Shares. • If milestones are achieved and Telix elects to issue Shares, such issues will dilute the holdings of then current Shareholders. If Telix elects to pay cash, this may result in that cash not being available for other opportunities. 33

Key risks (cont'd) ITM-11 milestones may not be achieved • There is a risk that all or some of the Milestone Events may not be achieved. If all or some of the Milestone Events are not achieved, there is a risk that the profitability and future earnings of the combined group may be materially lower than reflected in this presentation or expected by the market. Sell down by ITM Shareholders of Shares • As consideration for the Transaction, the ITM Shareholders will receive Shares which are subject to periods of escrow of up to 15 months from completion. Following expiration of these escrow periods, there is a risk that a significant sale or sales of Shares (or the perception that such a sale might occur) could affect the market price and liquidity of Shares and could result in increased share price volatility. Certain Shares may be sold following closing to cover the sellers’ taxes and transaction expenses. Loss of or significant changes to arrangements with key customers and suppliers • The ITM business relies on a limited number of key customer and supplier contracts and arrangements. There can be no assurance that these will continue, will be renewed on expiration, or that the terms of any renewal will be as favorable as current arrangements. • ITM’s isotope business is exposed to significant customer concentration risk, and the loss of a small number of customers, a significant reduction in sales from these customers, or a significant change in commercial terms could have a material adverse impact on the combined group's financial performance and prospects. 34 Supply chain and procurement risks • The combined group's operations depend on the reliable supply of specialized radioisotopes, precursor materials, and other critical inputs that are subject to significant sourcing constraints concentrated among a small number of suppliers under exclusive or long-term agreements. The radiopharmaceutical supply chain involves the cross-border transport of radioactive materials with extremely short half- lives, requiring specialist logistics infrastructure. • Geopolitical disruptions, trade restrictions, tariffs, sanctions, reactor outages, or other events affecting access to raw materials, irradiation capacity, or international transport routes could constrain the combined group's ability to manufacture and distribute products on a timely basis. • Input cost volatility – including changes in the pricing of enriched precursor materials, reactor access fees, and third-party manufacturing services – may adversely affect the combined group's cost structure and margins, and there can be no assurance that the combined group will be able to pass increased costs through to customers. • Changes in applicable laws, regulations, or government policies could impose additional obligations on the combined group's operations, increase costs, or require modifications to its products, manufacturing processes, or commercial practices.

Key risks (cont'd) Operational continuity risks • The combined group's manufacturing operations are concentrated in a limited number of facilities. Certain critical infrastructure, including hot cells and HVAC systems at its production facility, may require replacement, and any unplanned downtime at these sites could materially disrupt production and customer supply. • The combined group's operations may be adversely affected by events of force majeure, including natural disasters, extreme weather, pandemics or other public health emergencies, acts of war or terrorism, government actions, cyber attacks, or other events beyond its reasonable control. Given the short half-life of the combined group's principal radioisotope products, even temporary production interruptions may result in the loss of finished product inventory, missed customer deliveries, and the potential triggering of contractual force majeure, termination, price modification, or alternative-sourcing provisions by key counterparties. • There can be no assurance that the combined group's business continuity and disaster recovery plans will adequately address the full range of events that could disrupt operations, and any material disruption could adversely affect the combined group's revenue, relationships with customers and suppliers, and competitive position. 35 Infrastructure and technology risks • The combined group relies on information technology and operational technology systems to support manufacturing, quality control, supply chain logistics, and enterprise functions, including systems that manage automated data flows between production, laboratory, and enterprise environments. These environments may include legacy systems, and there is a risk that planned enhancements – including IT/OT network segmentation, centralized monitoring, and vulnerability management – may not be completed on the anticipated time or to the anticipated standard. • Any failure, disruption, or compromise of these systems – whether resulting from hardware or software malfunctions, human error, or malicious acts including ransomware attacks, unauthorized access, data breaches, or other cyber security incidents – could compromise the integrity of quality and regulatory data, delay product release, or result in the loss or unauthorized disclosure of proprietary, personal, or regulated information. • While the combined group maintains cyber security and incident response procedures, and carries cyber security specific insurance policies, there can be no assurance that these measures will be sufficient to prevent, detect, or mitigate all threats, and a significant incident or prolonged system outage could result in regulatory notification obligations, remediation costs, reputational harm, and potential legal or regulatory liability.

Appendix B: Key terms of the EIP The key terms of the Telix Equity Incentive Plan (Plan) are as set out below. The full Plan is available on the Company’s website: https://ir.telixpharma.com/governance/documents-charters Eligibility Offers may be made at the Board’s discretion to employees of a Group Company, Directors of a Group Company, a casual employee or a contractor. Types of securities The Plan provides flexibility for the Company to grant one or more of the following securities as incentives, subject to the terms of individual offers: • Rights, which are an entitlement to receive Shares upon satisfaction of applicable conditions; • Options, which are an entitlement to receive Shares upon satisfaction of applicable conditions and payment of the applicable exercises; • Share Rights, which are an entitlement to the value of each Share Right either paid in cash, converted into Shares, or a combination of cash and Shares, as determined by the Board; and • Restricted Shares, which are Shares that are subject to dealing restrictions, vesting conditions or other restrictions or conditions. Offers under the Plan The Board may make offers at its discretion and any offer documents must contain the information required by the Plan. The Board has the discretion to set the terms and conditions on which it will offer Rights, Options, Share Rights and Restricted Shares in individual offer documents. Offers must be accepted by the employee and can be made on an opt-in or opt-out basis. Vesting Vesting of Rights, Options, Share Rights and Restricted Shares under the Plan is subject to any vesting or performance conditions determined by the Board and specified in the invitation. Options must be exercised by the employee before Shares are allocated. Subject to the Plan and the terms of the specific offer document, any Rights, Options, Share Rights or Restricted Shares will either lapse or be forfeited if the relevant vesting and performance conditions are not satisfied. Cessation of employment Under the Plan, all unvested Rights, Options, Share Rights or Restricted Shares will generally be forfeited on cessation of employment, unless otherwise determined by the Board. The Board has discretion to determine a different treatment, including that some or all of a participant’s unvested or vested Rights, Options, Share Rights or Restricted Shares stay on foot (to vest in the ordinary course), vest or lapse/be forfeited. Preventing inappropriate benefits The Plan provides the Board with broad powers to lapse or forfeit unvested Rights, Share Rights or Options, vested but unexercised Rights, Share Rights or Options, and Restricted Shares or Shares allocated under the Plan if, for example, the participant has acted fraudulently or dishonestly, engaged in gross misconduct or brought any Group Company into disrepute, breached their duties or obligations to the Group, or where there is a financial misstatement circumstance. The Board may also determine that a participant must pay or repay to the Company proceeds of the sale of Shares allocated under the EIP, any cash payments received in lieu of Shares, or any dividends received in respect of Shares allocated under the EIP. Change of control The Board may determine that all or a specified number of a participant’s Rights, Options, Share Rights or Restricted Shares will vest or cease to be subject to restrictions on a change of control event in accordance with the plan. Restrictions on dealing Prior to vesting, the Plan provides that participants must not sell, transfer, assign, encumber, hedge or otherwise deal with their incentives. After vesting, participants must deal with their incentives subject to the Company’s Securities Dealing Policy. Other terms The Plan contains customary and usual terms of dealing with administration, variation, suspension and termination of the Plan. Term Description NOTICE OF GENERAL MEETING

Telix

ACN 616 620 369

LODGE YOUR VOTE

ONLINE
https://au.investorcentre.mpms.mufg.com

BY MAIL
Telix Pharmaceuticals Limited
C/- MUFG Corporate Markets (AU) Limited
Locked Bag A14
Sydney South NSW 1235 Australia

BY FAX
+61 2 9287 0309

BY HAND
MUFG Corporate Markets (AU) Limited
Parramatta Square, Level 22, Tower 6,
10 Darcy Street, Parramatta NSW 2150

ALL ENQUIRIES TO
Telephone: 1300 554 474 Overseas: +61 1300 554 474

X99999999999

VOTING/PROXY FORM

I/We being a member(s) of Telix Pharmaceuticals Limited and entitled to attend and vote hereby appoint:

STEP 1 Please mark either A or B

A VOTE DIRECTLY

elect to lodge my/our vote(s) directly (mark box)

in relation to the General Meeting of the Company to be held at **10:00am (Melbourne time) on Tuesday, 1 December 2026,** and at any adjournment or postponement of the Meeting.

You should mark either "for" or "against" for each item. Do not mark the "abstain" box.

OR

B APPOINT A PROXY

the Chairman of the Meeting (mark box)

OR if you are **NOT** appointing the Chairman of the Meeting as your proxy, please write the name and email of the person or body corporate you are appointing as your proxy

Name

Email

or failing the person or body corporate named, or if no person or body corporate is named, the Chairman of the Meeting, as my/our proxy to act on my/our behalf (including to vote in accordance with the following directions or, if no directions have been given and to the extent permitted by the law, as the proxy sees fit) at the General Meeting of the Company to be held at **10:00am (Melbourne time) on Tuesday, 1 December 2026** (the **Meeting**) and at any postponement or adjournment of the Meeting.

The Meeting will be conducted as a hybrid event. You can participate by attending in person at **The Events Centre, Level 5, Tower 2, 727 Collins Street, Melbourne VIC 3000** or logging in online at **https://meetings.openbriefing.com/TLXMeeting2026** (refer to details in the Virtual General Meeting Online Guide).

The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business.

STEP 2

VOTING DIRECTIONS

Proxies will only be valid and accepted by the Company if they are signed and received no later than 48 hours before the Meeting.

Please read the voting instructions overleaf before marking any boxes with an ☒

Resolutions

Resolution	For	Against	Abstain*
1 Approve the issue of Maximum Upfront Consideration Shares			
2 Approve the issue of Regulatory Milestone Consideration Shares			
3 Approve the issue of Future Sales Milestone Consideration Shares			
4a Elect new Director – Dr. Andrew Cavey			
4b Elect new Director – Dr. Barbara Weber			
5a Grant to Dr Andrew Cavey			
5b Grant to Dr Barbara Weber			

* If you mark the Abstain box for a particular Item, you are directing your proxy not to vote on your behalf and your votes will not be counted in computing the required majority.

STEP 3

SIGNATURE OF SHAREHOLDERS – THIS MUST BE COMPLETED

Shareholder 1 (Individual)	Joint Shareholder 2 (Individual)	Joint Shareholder 3 (Individual)
Sole Director and Sole Company Secretary	Director/Company Secretary (Delete one)	Director

This form should be signed by the shareholder. If a joint holding, either shareholder may sign. If signed by the shareholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the company's constitution and the *Corporations Act 2001* (Cth).

SAMPLE

TLX PRX2603N

HOW TO COMPLETE THIS SHAREHOLDER VOTING/PROXY FORM YOUR NAME AND ADDRESS This is your name and address as it appears on the Company’s share register. If this information is incorrect, please make the correction on the form. Shareholders sponsored by a broker should advise their broker of any changes. Please note: you cannot change ownership of your shares using this form. VOTING UNDER BOX A If you ticked the box under Box A you are indicating that you wish to vote directly. Please only mark either “for” or “against” for each item. Do not mark the “abstain” box. If you mark the “abstain” box for an item, your vote for that item will be invalid. If no direction is given on all of the items, or if you complete both Box A and Box B, your vote may be passed to the Chairman of the Meeting as your proxy. Custodians and nominees may, with the Share Registrar’s consent, identify on the Voting/Proxy Form the total number of votes in each of the categories “for” and “against” and their votes will be valid. If you have lodged a direct vote, and then you attend the Meeting, your attendance will cancel your direct vote. The Chairman’s decision as to whether a direct vote is valid is conclusive. VOTING UNDER BOX B – APPOINTMENT OF PROXY If you wish to appoint the Chairman of the Meeting as your proxy, mark the box in Step 1. If you wish to appoint someone other than the Chairman of the Meeting as your proxy, please write the name and email of that individual or body corporate in Step 1. A proxy need not be a shareholder of the Company. DEFAULT TO CHAIRMAN OF THE MEETING Any directed proxies that are not voted on a poll at the Meeting will default to the Chairman of the Meeting, who is required to vote those proxies as directed. Any undirected proxies that default to the Chairman of the Meeting will be voted according to the instructions set out in this Voting/Proxy Form. VOTES ON ITEMS OF BUSINESS – PROXY APPOINTMENT You may direct your proxy how to vote by placing a mark in one of the boxes opposite each item of business. All your shares will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of shares you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on the items of business, your proxy may vote as they choose. If you mark more than one box on an item your vote on that item will be invalid. APPOINTMENT OF A SECOND PROXY You are entitled to appoint up to two persons as proxies to attend the Meeting and vote on a poll. If you wish to appoint a second proxy, an additional Voting/Proxy Form may be obtained by telephoning the Company’s share registry or you may copy this form and return them both together. To appoint a second proxy you must: (a) on each of the first Voting/Proxy Form and the second Voting/Proxy Form state the percentage of your voting rights or number of shares applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded; and (b) return both forms together. SIGNING INSTRUCTIONS You must sign this form as follows in the spaces provided: Individual: where the holding is in one name, the holder must sign. Joint Holding: where the holding is in more than one name, either shareholder may sign. Power of Attorney: to sign under Power of Attorney, you must lodge the Power of Attorney with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it. Companies: where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place. CORPORATE REPRESENTATIVES If a representative of the corporation is to attend the Meeting virtually the appropriate “Certificate of Appointment of Corporate Representative” must be received at registrars@linkmarketservices.com.au prior to admission in accordance with the Notice of General Meeting. A form of the certificate may be obtained from the Company’s share registry or online at www. linkmarketservices.com.au. LODGEMENT OF A VOTING/PROXY FORM This Voting Form (and any Power of Attorney under which it is signed) must be received at an address given below by 10:00am (Melbourne time) on Sunday, 29 November 2026, being not later than 48 hours before the commencement of the Meeting. Any Voting Form received after that time will not be valid for the scheduled Meeting. Voting/Proxy Forms may be lodged using the reply paid envelope or:  ONLINE https://au.investorcentre.mpms.mufg.com Login to the Investor Centre using the holding details as shown on the Voting/Proxy Form. Select ‘Voting’ and follow the prompts to lodge your vote. To use the online lodgement facility, shareholders will need their “Holder Identifier” - Securityholder Reference Number (SRN) or Holder Identification Number (HIN). BY MOBILE DEVICE Our voting website is designed specifically for voting online. You can now lodge your vote by scanning the QR code adjacent or enter the voting link https://au.investorcentre.mpms.mufg.com into your mobile device. Log in using the Holder Identifier and postcode for your shareholding. QR Code To scan the code you will need a QR code reader application which can be downloaded for free on your mobile device.  BY MAIL Telix Pharmaceuticals Limited C/- MUFG Corporate Markets (AU) Limited Locked Bag A14 Sydney South NSW 1235 Australia  BY FAX +61 2 9287 0309  BY HAND delivering it to MUFG Corporate Markets (AU) Limited* Parramatta Square Level 22, Tower 6 10 Darcy Street Parramatta NSW 2150 * in business hours (Monday to Friday, 9:00am–5:00pm) S A M PLE

Before you begin Ensure your browser is compatible. Check your current browser by going to the website: whatismybrowser.com Supported browsers are: • Chrome – Version 44 & 45 and after • Edge – 92.0 and up To attend and vote you must have your shareholder number and postcode. Appointed Proxy: Your proxy number will be provided by MUFG before the meeting. Please make sure you have this information before proceeding. Online Meeting Guide Corporate Markets

2 • Online Meeting Guide Online Meeting Guide Step 1 Open your web browser and go to https://meetings.openbriefing.com/TLXMeeting2026 Step 2 Log in to the portal using your full name, mobile number and email address, and participant type Please read and accept the terms and conditions before clicking on the ‘Register and Watch Meeting’ button. • On the left – a live webcast of the Meeting starts automatically once the meeting has commenced. If the webcast does not start automatically please press the play button and ensure the audio on your computer or device is turned on. • On the right – the presentation slides that will be addressed during the Meeting • At the bottom – buttons for ‘Get a Voting Card’, ‘Ask a Question’ and a list of company documents to download Note: If you close your browser, your session will expire and you will need to re-register. If using the same email address, you can request a link to be emailed to you to log back in. 1. Get a Voting Card To register to vote – click on the ‘Get a Voting Card’ button. This will bring up a box which looks like this. If you are an individual or joint shareholder you will need to register and provide validation by entering your shareholder number and postcode. If you are an appointed Proxy, please enter the Proxy Number issued by MUFG in the PROXY DETAILS section. Then click the ‘SUBMIT DETAILS AND VOTE’ button. Once you have registered, your voting card will appear with all of the resolutions to be voted on by shareholders at the Meeting (as set out in the Notice of Meeting). You may need to use the scroll bar on the right hand side of the voting card to view all resolutions. Shareholders and proxies can submit a either Full Vote or Partial Vote.

Online Meeting Guide • 3 Full Votes To submit a full vote on a resolution ensure you are in the ‘Full Vote’ tab. Place your vote by clicking on the ‘For’, ‘Against’, or ‘Abstain’ voting buttons. Partial Votes To submit a partial vote on a resolution ensure you are in the ‘Partial Vote’ tab. You can enter the number of votes (for any or all) resolution/s. The total amount of votes that you are entitled to vote for will be listed under each resolution. When you enter the number of votes it will automatically tally how many votes you have left. Note: If you are submitting a partial vote and do not use all of your entitled votes, the un‑voted portion will be submitted as No Instruction and therefore will not be counted. Once you have finished voting on the resolutions scroll down to the bottom of the box and click on the ‘Submit Vote’ or ‘Submit Partial Vote’ button. Note: You can close your voting card without submitting your vote at any time while voting remains open. Any votes you have already made will be saved for the next time you open up the voting card. The voting card will appear on the bottom left corner of the webpage. The message ‘Not yet submitted’ will appear at the bottom of the page. You can edit your voting card at any point while voting is open by clicking on ‘Edit Card’. This will reopen the voting card with any previous votes made.

4 • Online Meeting Guide 2. How to ask a question Note: Only verified Shareholders, Proxyholders and Corporate Representatives are eligible to ask questions. If you have yet to obtain a voting card, you will be prompted to enter your shareholder number and postcode or proxy details before you can ask a question. To ask a question, click on the ‘Ask a Question’ button either at the top or bottom of the webpage. 2a. How to ask a written question The ‘Ask a Question’ box will pop up and you have the option to type in a written question of ask an audio question over the phone line. In the ‘Regarding’ section click on the drop down arrow and select the category/resolution for your question. Click in the ‘Question’ section and type your question and click on ‘Submit’. A ‘View Questions’ box will appear where you can view your questions at any point. Only you can see the questions you have asked. If your question has been answered and you would like to exercise your right of reply, you can submit another question. Note, the company will do their best to address all questions. 2b. How to ask an audio question Step 1 Click on ‘Go to Web Phone’ Step 2 Type in your name and hit the green call button. You will then be in the meeting and able to listen to proceedings. Online Meeting Guide continued

Step 3

A box will pop up with a microphone test. Select **'Start Call'**


Select Microphone
Default - Microphone Array (Realtek High Definition Audio(SST))
Communications - Microphone Array (Realtek High Definition Audio(SST))
Microphone Array (Realtek High Definition Audio(SST))
Audio Test
Click to test your audio setup
Always show settings before connecting
Cancel
Start Call

Step 4


1 2 3
4 5 6
7 8 9
* 0 #
Me
The Conference

You are now in the meeting (on mute) and will be able to listen to proceedings.

When the Chair calls for questions or comments on each item of business, press *1 on the keypad on your screen for the item of business that your questions or comments relates to. if at any time you no longer wish to ask a question or make a comment, you can lower your hand by pressing *2 on the keypad.

Step 5

When it is time to ask your question or make your comment, the moderator will introduce you to the meeting. Your line will be unmuted and you will be prompted to speak. If you have also joined the Meeting online, please mute your laptop, desktop, tablet or mobile device before you speak to avoid technical difficulties for you and other shareholders.

Step 6

Your line will be muted once your question or comment has been asked / responded to

Step 7

You can hang up and resume watching the meeting via the online platform. If you would like to ask a question on another item of business, you can repeat the process above.

Please ensure you have muted the webcast audio.

3. Downloads

View relevant documentation in the Downloads section.

4. Voting closing

Voting will end 5 minutes after the close of the Meeting.

At the conclusion of the Meeting a red bar with a countdown timer will appear at the top of the Webcast and Slide screens advising the remaining voting time. If you have not submitted your vote, you should do so now.

Once voting has been closed all submitted voting cards cannot be changed.

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